EXHIBIT 99.1

IMPORTANT NOTICE

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Tender Offer Memorandum (the “Memorandum”) and you are therefore required to read this disclaimer carefully before accessing, reading or making any other use of the Memorandum. By accessing the Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us, J.P. Morgan Securities LLC (the “Dealer Manager”), Lucid Issuer Services Limited (the “Information and Tender Agent”) and/or Epsilon Underwriting & Issuing Ltd. (the “Israeli Tender Agent”) as a result of such access. Capitalized terms used but not otherwise defined in this disclaimer will have the meaning given to them in the Memorandum.

THIS ELECTRONIC TRANSMISSION DOES NOT CONTAIN OR CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO BUY OR SUBSCRIBE FOR, SECURITIES TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER IS UNLAWFUL. SECURITIES MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES ABSENT REGISTRATION UNDER, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE SECURITIES REFERRED TO IN THE ATTACHED MEMORANDUM HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

THE ATTACHED MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE MEMORANDUM MAY ONLY BE DISTRIBUTED TO PERSONS TO WHOM IT IS OTHERWISE LAWFUL TO SEND THE MEMORANDUM. ANY FORWARDING DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

Confirmation of your representation: In order to be eligible to view the attached Memorandum or make an investment decision with respect to the Tender Offer (defined below), you must be able to participate lawfully in the invitation by B Communications (SP4) Limited Partnership (the “Offeror”) to holders of B Communications Ltd.’s (the “Issuer”) outstanding 7 3/8% Senior Secured Notes due 2021 (the “Notes”) to tender the Notes for purchase by the Offeror for cash (the “Tender Offer”), on the terms and subject to the conditions set out in the Memorandum, including the offer and distribution restrictions set out on page ii (the “Offer and Distribution Restrictions”).

The attached Memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent or any person who controls, or is a director, officer, employee, agent or affiliate of, any such person accepts any liability or responsibility whatsoever in respect of any difference between the Memorandum distributed to you in electronic format and the hard copy version made available to you on request from the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent.

You are also reminded that the attached Memorandum has been sent to you on the basis that you are a person into whose possession the Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located or resident and you may not, nor are you authorized to, deliver the Memorandum to any other person.

The Memorandum was sent at your request, and by accessing the Memorandum or by tendering any Notes in accordance with the Tender Offer, you will be deemed to have represented to the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent that:

(i)	you are a holder or a beneficial owner of the Notes;

(ii)	you are a person to whom it is lawful to send the Memorandum and/or to make an invitation pursuant to the Tender Offer referred to herein in accordance with applicable laws, including the Offer and Distribution Restrictions; and

(iii)	you consent to delivery of the Memorandum by electronic transmission.

Any materials relating to the Tender Offer do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offer or solicitation is not permitted by law. If a jurisdiction requires that the Tender Offer be made by a licensed broker or dealer and the Dealer Manager or any of their affiliates is such a licensed broker or dealer in that jurisdiction, such Tender Offer will be deemed to be made by the Dealer Manager or affiliate on behalf of the Offeror and/or the Issuer in such jurisdiction.

The Memorandum may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Restrictions: Nothing in this electronic transmission constitutes an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would be unlawful. The Tender Offer is subject to offer and distribution restrictions in, amongst other countries, the United Kingdom, Italy, Belgium, France and Israel.

The distribution of the Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Memorandum comes are required by the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent to inform themselves about, and to observe, any such restrictions.

NONE OF THE MEMORANDUM OR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION, ISRAELI SECURITIES AUTHORITY OR REGULATORY AUTHORITY OF ANY COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR ANY RELATED DOCUMENTS, AND IT MAY BE UNLAWFUL AND A CRIMINAL OFFENSE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Tender Offer Memorandum (the “Memorandum”) does not constitute an invitation to participate in the Tender Offer (as defined below) in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such Tender Offer under applicable securities laws or otherwise. The distribution of this document in certain jurisdictions (in particular, the United Kingdom, Italy, Belgium, France and Israel) may be restricted by law. See “Offer and Distribution Restrictions” below. Persons into whose possession this Memorandum comes are required by the Dealer Manager (as defined below), the Offeror (as defined below) and the Issuer (as defined below) to inform themselves about, and to observe, any such restrictions. No action that would permit a public offer has been or will be taken in any jurisdiction by the Dealer Manager, the Offeror or the Issuer (as defined below).

This Memorandum contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Noteholder (as defined below) is in any doubt as to the action it should take, it is recommended to immediately seek its own financial advice, including tax advice relating to the consequences resulting from the Tender Offer from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

TENDER OFFER MEMORANDUM
DATED MAY 26, 2016

To holders of
7 3/8% Senior Secured Notes due 2021 (the “Notes”) issued by

B COMMUNICATIONS LTD. (the “Issuer”)
CUSIP: 05542Y AA7; ISIN Number: IL0011312266

Aggregate principal amount of Notes outstanding as of the date of this Memorandum: US$800,000,000

B Communications (SP4) Limited Partnership (the “Offeror”), a limited partnership formed between the Issuer and B Communications (SP3) Ltd. (a subsidiary of the Issuer), hereby invites holders of Notes (the “Noteholders”), subject to the offer restrictions referred to in “Offer and Distribution Restrictions” below, to submit tenders to the Offeror to purchase their Notes for cash (the “Purchase Offer Prices”) within a purchase price range between US$1.00 to US$1.07, in each case inclusive, per US$1.00 nominal amount of Notes (the “Purchase Price Range”), subject to amendment by the Offeror in its sole and absolute discretion, on the terms and subject to the conditions contained in this Memorandum in accordance with a modified Dutch auction procedure (as described herein) for the Notes (the “Tender Offer”).

Subject to a minimum tender of US$1.00 in principal amount of Notes per holder, the amount in cash in U.S. dollars to be paid for each US$1.00 principal amount of the Notes accepted for purchase pursuant to the Tender Offer will be determined by the Offeror in its sole and absolute discretion in accordance with the modified Dutch auction procedures described in this Memorandum and subject to the Clearing Price. The Offeror will determine (in its sole and absolute discretion) a purchase price (the “Clearing Price”) for Notes tendered within the Purchase Price Range that will allow the Offeror to purchase at least US$244,000,000 in aggregate principal amount of Notes (or such lesser amount of Notes as are validly tendered and not validly withdrawn) within the Purchase Price Range. The Offeror is willing to pay an aggregate purchase price for Notes tendered in the Tender Offer of US$261,100,000 (the “Total Tender Offer Funds Available”) (plus accrued and unpaid interest on Notes accepted for purchase in the Tender Offer up to but not including the Payment Date (“Accrued Interest”)) (subject to rounding and pro ration).

In the event that the aggregate principal amount of Notes validly tendered on or prior to the Expiration Date at or below the Clearing Price exceeds US$244,000,000, then, in accordance with the terms and subject to the conditions of the Tender Offer, the Offeror will accept for purchase a minimum of US$244,000,000 in aggregate principal amount of such Notes and such additional principal amount of Notes in excess of US$244,000,000 at the Clearing Price without exceeding the Total Tender Offer Funds Available, as follows: first, all Notes validly tendered and not withdrawn below the Clearing Price and, thereafter, Notes validly tendered and not withdrawn at the Clearing Price on a pro rata basis from among such tendered Notes (the “Proration Factor”).

No consideration will be paid or become payable if the conditions to the Tender Offer described herein are not satisfied or waived.

The Tender Offer (as defined herein) will expire at 5:00 pm, London time, on June 27, 2016, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Date”).

The Dealer Manager for the Tender Offer is:
J.P. Morgan

For Noteholders holding Notes through a participant of Euroclear and Clearstream, in order to participate in the Tender Offer, and be eligible to receive the Clearing Price pursuant thereto, such Noteholders must validly tender their Notes by delivering, or arranging to have delivered on their behalf, an Electronic Instruction (as defined herein) in accordance with the procedures of Euroclear and Clearstream. Noteholders holding Notes through a participant of Euroclear and Clearstream should contact the Information and Tender Agent for more information on how to participate in the Tender Offer.

For Noteholders holding Notes through a Member of the Tel-Aviv Stock Exchange Ltd. (a “TASE Member”) and not Euroclear or Clearstream, in order to participate in the Tender Offer and be eligible to receive the Clearing Price pursuant thereto, such Noteholders must validly tender their Notes by delivering an Acceptance Notice (as defined herein) in accordance with the procedures set forth in this Memorandum. See “Procedures for Participating in the Tender Offer”. Noteholders holding Notes through a TASE Member should contact the Israeli Tender Agent for more information on how to participate in the Tender Offer.

On February 2, 2016, B Communications (SP2) Ltd. sold 115,500,000 ordinary shares of Bezeq-The Israel Telecommunications Corp. Ltd. for US$244,000,000 in net cash proceeds (the “Bezeq Share Sale”). In connection therewith, the Tender Offer is being made pursuant to Sections 3.12 and 4.10(b) of the indenture governing the Notes, dated as of February 19, 2014 (the “Indenture”) among the Issuer, the guarantors named therein (the “Guarantors”) and Mishmeret Trust Company Ltd. as trustee (the “Trustee”) and as security agent (the “Security Agent”).

Pursuant to the terms of the Tender Offer, Noteholders whose Notes are validly tendered (and not validly withdrawn) and are only partially accepted for purchase by the Offeror due to proration will not be eligible to receive payment in respect of such validly tendered Notes that are not accepted for purchase due to proration pursuant to the Tender Offer.

The Tender Offer is conditional upon certain special conditions (the “Special Conditions” and, together with any general conditions, the “Conditions”) having been met, as more specifically described in “The Tender Offer—Conditions to the Tender Offer”.

Subject to applicable law, the Offeror or Issuer, as applicable, may, in its sole discretion, extend, amend or terminate the Tender Offer as provided in this Memorandum. Details of any such extension, amendment or termination will be announced as provided in this Memorandum as soon as reasonably practicable after the relevant decision is made.

Additionally, the Offeror reserves the right, in its sole and absolute discretion, (i) not to accept any tenders of the Notes, (ii) to spend less than the Total Tender Offer Funds Available (subject to compliance with the Indenture), or (iii) to modify in any manner any of the terms and conditions of the Tender Offer (including, but not limited to, modifying the Purchase Price Range with respect to the Tender Offer), subject to applicable law.

None of the Offeror, the Issuer or the Dealer Manager has expressed an opinion with respect to the Tender Offer. None of the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, the Trustee, the Security Agent nor any of their respective affiliates, makes any recommendation as to whether or not any Noteholders should tender the Notes held by them pursuant to the Tender Offer, and have not authorized any person to make any such recommendation.

Noteholders must follow certain procedures to tender Notes for purchase pursuant to the Tender Offer. Lucid Issuer Services Limited is acting as Information and Tender Agent (the “Information and Tender Agent”) and Epsilon Underwriting & Issuing Ltd. is acting as Israeli Tender Agent (the “Israeli Tender Agent”) in connection with the Tender Offer. See “Procedures for Participating in the Tender Offer” for more information. Queries on how to participate in the Tender Offer may be directed to the Information and Tender Agent for Notes held through Euroclear and Clearstream and/or to the Israeli Tender Agent for Notes held through a TASE Member, the contact details for which appear on the back cover of this Memorandum.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes to confirm whether such intermediary needs to receive instructions from such Noteholders before the deadlines specified in this Memorandum in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Tender Offer. The deadlines set by Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) (each, a “Clearing System” and, together, the “Clearing Systems”) and the relevant TASE Member through which Notes are held for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified in this Memorandum.

Noteholders should carefully consider all of the information in this Memorandum and, in particular, the information contained in “Risk Factors and Certain Significant Considerations” section of this Memorandum before tendering their Notes.

Unless the context requires otherwise, as used herein, the terms “holder,” “holder of Notes,” “Holder,” “Holder of Notes” and “Noteholder” (and terms of similar import) mean a “Holder” within the meaning of the Indenture.

Questions and requests for assistance in connection with the Tender Offer may be directed to the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent. Requests for assistance or for additional copies of this Memorandum or any other document related to the Tender Offer may be directed to the Information and Tender Agent or the Israeli Tender Agent. The contact details of the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent appear on the back cover of this Memorandum.

i

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this Memorandum is received are required by the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent to inform themselves about and to observe any such restrictions.

Israel

Neither this Memorandum nor any other documents or materials relating to the Tender Offer have been submitted or will be submitted for the approval or review of the Israel Securities Authority. The Tender Offer made hereunder shall not constitute an offer to buy from or the solicitation of an offer to sell Notes to the “public” within the meaning of such term in the Israeli Securities Regulations (Tender Offer), 2000 and is not subject to the foregoing regulations.

Belgium

Neither this Memorandum nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marches financiers / Autoriteit financiële diensten en markten) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids and as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this Memorandum nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or will be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” as referred to in Article 10, of the Belgian Public Offer Law (as amended from time to time) acting on their own account. Insofar as Belgium is concerned, this Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this Memorandum nor any other document or material relating to the Tender Offer has been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifies) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-4 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offer. Neither this Memorandum nor any other documents and materials have been submitted for clearance to the Autorité des Marchés Financiers.

Italy

None of the Tender Offer, this Memorandum or any other documents or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Italian Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraphs 4 and 7, letter a), number 1) of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Noteholders or beneficial owners of the Notes that are located in Italy may tender their Notes in the Tender Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Italian Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes, the Tender Offer or this Memorandum.

United Kingdom

The communication of this Memorandum and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the U.K. Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or creditors of the Issuer within the meaning of Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This Memorandum must not be acted on or relied on by persons who are not relevant persons. The Tender Offer to which this document relates is being made only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this Memorandum or any of its content. This Memorandum must not be distributed, published, reproduced or disclosed (in whole or in part) by recipients to any other person.

General

This Memorandum and any related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Tender Offer will be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of the Offeror in such jurisdictions.

This Memorandum has not been filed with or reviewed by any foreign, federal or state securities commission or regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of the Memorandum. Any representation to the contrary is unlawful and may be a criminal offense.

In addition to the representations referred to above in respect of Israel, Belgium, France, Italy and the United Kingdom each Noteholder participating in the Tender Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Participating in the Tender Offer”. Any tender of Notes for purchase pursuant to the Tender Offer from a Noteholder that is unable to make these representations will not be accepted. The Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Tender Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror and/or the Issuer determine (for any reason) that such representation is not correct, such tender will not be accepted.

IMPORTANT DATES

This is an indicative timetable showing one possible outcome for the timing of the Tender Offer based on the dates printed in this Memorandum and assuming that the Expiration Date and the Payment Date are not extended. This timetable is subject to change and dates and times may be extended, amended or terminated by the Offeror in accordance with the terms of the Tender Offer, as described in this Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Memorandum.

Date	Calendar Date and Time	Event
Commencement Date	May 26, 2016	Tender Offer announced. Notice of the Tender Offer published through a press release distributed through newswire services and on the website of the TASE (www.tase.co.il) and delivered to Clearing Systems for communication to persons who are shown in the records of the Clearing Systems as holder of the Notes (“Direct Participants”). This Memorandum becomes available from the Information and Tender Agent and the Israeli Tender Agent and is published on the website of the TASE.

Expiration Date	June 27, 2016 5:00 pm, London Time	Deadline for Notes to be validly tendered. The Tender Offer expires unless the Offeror extends or terminates the Tender Offer earlier in its sole discretion.

Price Announcement Date	As soon as practicable after the Expiration Date, (expected to be on or about the first Business Day after the Expiration Date)	The Offeror announces whether it will accept any tenders of Notes, and, if so, announce the Clearing Price and Proration Factor (as defined below), if any, for the Notes. Payment for any Notes tendered and accepted on the Payment Date will be subject to the satisfaction or waiver of the Conditions.

The Offeror will also announce the aggregate principal amount of Notes accepted for purchase (which may be zero) and the aggregate principal amount of Notes remaining outstanding following the completion of the Tender Offer, which will all be subject to the satisfaction or waiver of the Conditions on or before the Payment Date.

Payment Date	Promptly after the Price Announcement Date (expected to be on or about the third Business Day after the Expiration Date, or as soon as practicable thereafter); provided that the conditions to which the Tender Offer is subject have either been satisfied or, where applicable, waived.	The Offeror pays the Clearing Price, plus Accrued Interest for any Notes accepted for purchase. If the Offeror accepts the tender of Noteholders’ Notes pursuant to the Tender Offer, Noteholders, or the custodial entity acting on such Noteholders’ behalf, must deliver to the Offeror good and marketable title to such Notes.

The above times and dates are subject to the rights of the Offeror, to extend, re-open, amend and/or terminate the Tender Offer (subject to applicable law and as provided in this Memorandum).

v

GENERAL

No person has been authorized in connection with the Tender Offer to give any information or to make any representation, other than those contained, or incorporated by reference, in this Memorandum and any such information or representation must not be relied upon as having been authorized by the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent. The Offeror and the Issuer accepts responsibility for the information contained in this Memorandum. To the best of the knowledge of the Offeror and the Issuer (having taken all reasonable care to ensure that such is the case), the information contained in this Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. Neither the delivery of this Memorandum nor any purchase of Notes will, under any circumstances, create any implication that there has not been any change in the affairs of the Offeror, the Issuer or its subsidiaries since the date of this Memorandum or that the information contained in this Memorandum has remained accurate and complete as of any time subsequent to the date of this Memorandum.

Notes can only be tendered in the Tender Offer in accordance with the procedures described in “Procedures for Participating in the Tender Offer”.

Noteholders who do not participate in the Tender Offer, or whose Notes are not accepted for purchase by the Offeror, will continue to hold their Notes subject to the terms and conditions of the Indenture.

Each Noteholder is solely responsible for making its own independent appraisal of all matters as such Noteholder deems appropriate (including those relating to the Tender Offer) and each Noteholder must make its own decision as to whether to tender any or all of its Notes for purchase pursuant to such Tender Offer.

NONE OF THE OFFEROR, THE ISSUER, the Dealer Manager, THE INFORMATION AND TENDER AGENT, OR THE ISRAELI TENDER AGENT, NOR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT ANY NOTEHOLDERS SHOULD TENDER THE NOTES HELD BY THEM PURSUANT TO THE TENDER OFFER. THE DEALER MANAGER, THE INFORMATION AND TENDER AGENT AND THE ISRAELI TENDER AGENT ARE AGENTS OF THE OFFEROR AND THE ISSUER (AS THE CASE MAY BE) AND OWE NO DUTY TO ANY NOTEHOLDER. EACH NOTEHOLDER SHOULD MAKE ITS OWN DECISION AS TO WHETHER TO TENDER ITS NOTES AND IF SO, THE PRINCIPAL AMOUNT OF THE NOTES AS TO WHICH SUCH ACTION IS TO BE TAKEN.

Noteholders holding their Notes through a broker, dealer or other similar nominee must contact that nominee if they desire to tender those Notes. Any questions or requests for assistance or for additional copies of this Memorandum or related documents should be directed to the Information and Tender Agent, the Israeli Tender Agent and/or the Dealer Manager at its telephone number or email set forth on the back cover of this Memorandum. Noteholders may also contact the Dealer Manager or their broker, dealer, or other similar nominee for assistance concerning the terms of the Tender Offer.

NOTEHOLDERS SHOULD READ THIS MEMORANDUM CAREFULLY BEFORE MAKING A DECISION TO TENDER NOTES.

This Memorandum has not been reviewed by any state securities commission or regulatory authority, nor has the U.S. Securities and Exchange Commission (the “SEC”) or any such commission or authority passed upon the accuracy or adequacy of this Memorandum. Any representation to the contrary is unlawful and may be a criminal offence.

The applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the Tender Offer in, from or otherwise involving the United Kingdom.

In making a decision whether to tender their Notes pursuant to the Tender Offer, Noteholders must rely on their own examination of the Offeror and/or the Issuer and the information contained in this Memorandum, including their own determination of the merits and risks involved in participating in the Tender Offer.

Tenders of the Notes pursuant to the Tender Offer may be revoked or amended (including, but not limited to, with respect to amount or price) subject to the terms and conditions as described in “Procedures for Participating in the Tender Offer –Tender Offer Procedures – Withdrawal Rights”. In the event of a termination of the Tender Offer, Notes tendered will be returned to the tendering Noteholders promptly and the Electronic Instructions (as defined herein) and Acceptance Notices (as defined herein) will be deemed to be withdrawn.

Except for fees payable to the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent, neither the Offeror nor the Issuer will pay any commissions or other remuneration to any broker, dealer, salesman, or other person for soliciting tenders of Notes.

A decision to participate or not participate in the Tender Offer will involve certain risks. For example, Noteholders will not be able to determine the Clearing Price at or prior to the time that Noteholders must make the decision whether to tender their Notes.

Noteholders must comply with all laws that apply in any place in which such Noteholders possess this Memorandum. Noteholders must also obtain any consents or approvals that are needed in order to tender Notes. None of the Offeror, the Issuer, their respective subsidiaries or affiliates, the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent is responsible for Noteholders’ compliance with these legal requirements.

None of the Offeror, the Issuer, any of their respective subsidiaries or affiliates, the Dealer Manager, the Information and Tender Agent nor the Israeli Tender Agent is providing Noteholders with any legal, business, tax or other advice in this Tender Offer. Recipients of this Memorandum and the accompanying materials should not construe its contents as such advice. Noteholders should consult with their own advisors as needed to assist in making an investment decision and to advise on whether such Noteholders are legally permitted to tender Notes for cash.

As used in this Memorandum, “Business Day” means: for all purposes other than payments, any day (other than a Saturday, a Sunday, or a public holiday) on which commercial banks and foreign exchange markets are open for business in New York, London and Tel Aviv, Israel; and for payment and settlement, any day (other than a Saturday, a Sunday, or a public holiday) on which commercial banks, foreign exchange markets and the Tel Aviv Stock Exchange Clearing House Ltd. (the “TASECH”) are open for business in New York, London and Tel Aviv, Israel.

CAUTIONARY STATEMENT REGARDING INFORMATION OR REPRESENTATIONS
NOT CONTAINED IN THIS MEMORANDUM

Under no circumstances will this Memorandum constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for the Notes in any jurisdiction in which such offer would be illegal. The Tender Offer will not give rise to or require a prospectus in a European Economic Area member state which has implemented the prospectus directive.

No person has been authorized to give any information or make any representations other than those contained in this Memorandum. If given or made, such information or representations must not be relied upon as having been authorized by the Offeror, the Issuer, the Trustee, the Security Agent, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent or any other person.

The delivery of this Memorandum at any time does not imply that the information herein is correct as of any date subsequent to the date on the cover page hereof.

The Tender Offer is not being made to, and no tenders are being solicited from, Holders or beneficial owners of Notes in any jurisdiction in which it is unlawful to make such Tender Offer. However, the Offeror may, in its sole discretion and in compliance with any applicable laws, take such actions as they may deem necessary to make such Tender Offer in any jurisdiction and may extend the Tender Offer to persons in such jurisdiction.

Within the United Kingdom, the Tender Offer is directed only at persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“relevant persons”). The investment or investment activity to which the Tender Offer relates is only available to and will only be engaged with the relevant persons, and persons who receive the Tender Offer and who are not relevant persons should not rely or act upon it.

The making of the Tender Offer may be restricted by law in some jurisdictions. Persons into whose possession this Memorandum comes must inform themselves about and observe these restrictions.

Beneficial owners of Notes should handle this matter through their bank or broker. Questions concerning the terms of the Tender Offer and requests for additional copies of this Memorandum or other related documents should be directed to the Information and Tender Agent, the Israeli Tender Agent or the Dealer Manager, as appropriate, at the address or telephone number set forth on the back cover page hereof.

STATEMENT REGARDING INFORMATION CONTAINED IN THIS MEMORANDUM

The information provided in this Memorandum is based upon information provided by the Offeror and the Issuer. None of the Trustee, the Security Agent, the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent have independently verified nor made any representation or warranty, express or implied, nor assumes any responsibility, as to the accuracy or adequacy of the information contained herein.

You are responsible for assessing the merits of the Tender Offer with respect to Notes held by you. In accordance with normal practice, neither the Trustee nor the Security Agent expresses an opinion as to the merits of the Tender Offer to any holder of Notes in this Memorandum (of which they were not involved in the negotiation) or as to the impact of the Tender Offer on the interests of the Holders either as a class or as individuals. Neither the Trustee nor the Security agent has been involved in the Tender Offer or in formulating the Tender Offer and makes no representation that all relevant information has been disclosed to you in this Memorandum. The Trustee will assess any direction it is given hereunder in accordance with its rights and duties under the Indenture governing the Notes. Accordingly, the Trustee urges you to seek your own independent financial, tax, legal and other advice in connection with the Tender Offer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum includes forward-looking statements. All statements, other than statements of historical fact, included in this Memorandum regarding our financial condition or regarding future events or prospects are forward-looking statements. The words “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “help,” “intend,” “may,” “plan,” “shall,” “should,” “will” or the negative or other variations of them as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. The Issuer and the Offeror have based these forward-looking statements on respective management’s current view with respect to future events and financial performance. These views reflect the best judgment of the Issuer’s and the Offeror’s management but involve a number of risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those predicted in the Issuer’s and the Offeror’s forward-looking statements and from past results, performance or achievements. All forward-looking statements contained in this Memorandum are qualified in their entirety by this cautionary statement.

The Issuer and the Offeror do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to the Issuer and the Offeror, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained throughout this Memorandum. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

AVAILABLE INFORMATION

As long as the Notes remain outstanding, copies of reports and other information concerning the Issuer and its subsidiaries may be obtained or inspected in physical form during usual business hours on any weekday (Friday, Saturday and public holidays excepted) at the registered office of the Issuer.

In addition, pursuant to Section 4.03 of the Indenture, the Issuer provides the Trustee with various periodic reports, which are available from the Trustee.

In addition, all notices with respect to the Tender Offer and the results of the Tender Offer will be published on the website of the TASE at www.tase.co.il.

None of the Information and Tender Agent, the Israeli Tender Agent, the Dealer Manager, the Trustee nor the Security Agent takes any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Offeror or the Issuer to disclose events or circumstances which may have occurred or may affect the significance or accuracy of any such information.

Notwithstanding anything to the contrary contained herein, each Holder (and each employee, representative, or other agent of each Holder) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Memorandum and all materials of any kind that are provided to the Holder relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation section 1.6011-4). The authorization of tax disclosure is retroactively effective to the commencement of discussions with Holders regarding the transactions contemplated herein.

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SUMMARY OF THE TENDER OFFER

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum. Noteholders are urged to read the entire Memorandum thoroughly.

The Offeror	B Communications (SP4) Limited Partnership

The Issuer	B Communications Ltd.

The Tender Offer

In connection with the Bezeq Share Sale, the Offeror is inviting Noteholders to submit tenders to the Offeror to purchase their Notes for cash within the Purchase Price Range, in accordance with a modified Dutch auction procedure.

The Offeror will determine (in its sole and absolute discretion) the Clearing Price for the Notes (excluding Accrued Interest) within the Purchase Price Range that will allow the Offeror to purchase at least US$244,000,000 aggregate principal amount of Notes (or such lesser amount of Notes as are validly tendered and not validly withdrawn) without exceeding the Total Tender Offer Funds Available.

Cash to be Received for Notes

If Noteholders submit a valid tender of Notes pursuant to the Tender Offer and the Offeror accepts such tender of such Notes, the Offeror (at its sole discretion) will, subject to the conditions described herein, pay such Noteholder, for each US$1.00 principal amount of Notes accepted for purchase:

● the Clearing Price (rounded to the nearest US$0.01); and

● an amount in cash in US dollars equal to the Accrued Interest (rounded to the nearest $0.01, with $0.005 rounded upwards).

Tender Offer Purchase Price Range	Tenders to the Offeror to purchase their Notes for cash (the “Purchase Offer Prices”) will be within a purchase price range between US$1.00 to US$1.07, in each case inclusive, per US$1.00 nominal amount of Notes (the “Purchase Price Range”), subject to amendment by the Offeror in its sole and absolute discretion, on the terms and subject to the conditions contained in this Memorandum in accordance with a modified Dutch auction procedure (as described herein) for the Notes (the “Tender Offer”).

Total Tender Offer Funds Available	US$261,100,000

Clearing Price	The Clearing Price means the amount per US$1.00 principal amount of the Notes within the Purchase Price Range that the Offeror determines in its sole and absolute discretion in accordance with the modified Dutch auction procedures that will allow the Offeror to purchase at least US$244,000,000 aggregate principal amount of Notes (excluding Accrued Interest), or such lesser amount of Notes as are validly tendered and not properly withdrawn, without exceeding the Total Tender Offer Funds Available (subject to rounding and pro ration).

The Clearing Price will be determined by the Offeror in its sole and absolute discretion, subject to applicable law. Following the Expiration Date, the Offeror will determine the Clearing Price in its sole and absolute discretion. In the event of any dispute or controversy regarding the Clearing Price or the amount of Accrued Interest for each Note tendered pursuant to the Tender Offer, the Offeror’s determination will be conclusive and binding in the absence of manifest error. Noteholders participating in the Tender Offer will not be required to pay brokerage commissions or fees to the Information and Tender Agent or the Israeli Tender Agent.

Purchase Offer Price	Noteholders may submit one or more tenders of their Notes setting forth the price per US$1.00 (rounded to the nearest US$0.01) such Noteholder would be willing to accept in respect of the Notes tendered pursuant to the Tender Offer (each, a “Purchase Offer Price”) and the principal amount of Notes, in increments of US$1.00 or integral multiples thereof, Noteholders are tendering at that Purchase Offer Price, provided that all Purchase Offer Prices must be within the Purchase Price Range.

Acceptance of Tendered Notes and the Proration Factor

The Offeror will select the Clearing Price and will purchase all Notes purchased in the Tender Offer at the same purchase price (being the Clearing Price), even if you have selected a lower purchase price, but the Offeror will not purchase any Notes tendered at a price above the Clearing Price selected by the Offeror.

The Tender Offer is not conditioned on any minimum amount of Notes being tendered. Subject to satisfaction or waiver of the conditions to the Tender Offer as described herein, if the aggregate principal amount of Notes validly tendered within the Purchase Price Range is equal to or less than US$244,000,000, all Notes tendered will be accepted for purchase and the highest Purchase Offer Price selected by a tendering Holder will be paid to all tendering Holders.

In the event that the aggregate principal amount of Notes validly tendered on or prior to the Expiration Date at or below the Clearing Price (excluding Accrued Interest) exceeds US$244,000,000, then, in accordance with the terms and subject to the conditions of the Tender Offer, the Offeror will accept for purchase a minimum of US$244,000,000 in aggregate principal amount of such Notes and such additional principal amount of Notes in excess of US$244,000,000 at the Clearing Price without exceeding the Total Tender Offer Funds Available, as follows: first, all Notes validly tendered and not withdrawn below the Clearing Price and, thereafter, Notes validly tendered and not withdrawn at the Clearing Price on a pro rata basis from among such tendered Notes (the “Proration Factor”). Each Electronic Instruction and Acceptance Notice that is scaled in this manner will be rounded down to the nearest $1.00 in principal amount.

Notes that are not successfully tendered for purchase pursuant to the Tender Offer will remain outstanding.

The Offeror may elect not to purchase any Notes (regardless of the Purchase Offer Price), or to spend less than the Total Tender Offer Funds Available.

Announcement of Final Results	Following the Expiration Date, the Offeror will determine, in its sole discretion the aggregate principal amount of Notes accepted for purchase (which purchase will be subject to the satisfaction in full or waiver of the Conditions on or prior to the Payment Date), the Clearing Price and the Proration Factor, if any, for the Notes that the Offeror accepts for purchase pursuant to the Tender Offer, subject to the conditions described in this Memorandum. The Offeror will announce such information on the Price Announcement Date. The Offeror will also announce the expected aggregate principal amount of Notes remaining outstanding following the completion of the Tender Offer.

Expiration Date	The Expiration Date of the Tender Offer will be 5:00 pm, London time, on June 27, 2016, unless earlier terminated or extended by the Offeror, and if extended, the Expiration Date will be such later time and date.

Procedures for Tendering Notes

With respect to Noteholders holding Notes through a participant of Euroclear and Clearstream, if such Noteholders wish to tender their Notes pursuant to the Tender Offer, such Noteholder must deliver an Electronic Instruction as provided in “Procedures for Participating in the Tender Offer”.

With respect to Noteholders holding Notes through a TASE Member and not through Euroclear or Clearstream, if such Noteholders wish to tender their Notes pursuant to the Tender Offer, each such Noteholder must deliver to the Israeli Tender Agent a duly signed acceptance notice in the form attached hereto as Exhibit “A” (an “Acceptance Notice”) together with a certificate of ownership (Ishur Baalut) issued by the member of the TASECH (a “TASECH Member”) through which each such Noteholder’s Notes are registered, certifying the principal amount of Notes registered in the name of each such Noteholder as of the date of submission of the Acceptance Notice, which amount shall be equal to or higher than the principal amount of Notes tendered by each such Noteholder. See “Procedures for Participating in the Tender Offer”.

Accrued Interest	Interest accrued and unpaid on the Notes (rounded to the nearest $0.01, with $0.005 rounded upwards) from the immediately preceding interest payment date for the Notes to (but excluding) the Payment Date to all holders whose Notes have been validly tendered (and not validly withdrawn) and accepted for purchase.

Amendment, Extensions, Waiver of Conditions to, or Termination of, the Tender Offer	The Offeror may at any time or from time to time, regardless of whether or not any of the Conditions to the Tender Offer specified under “The Tender Offer—Conditions to the Tender Offer” will have occurred, subject to applicable law (i) extend the Expiration Date and/or the Payment Date for the Tender Offer and thereby delay acceptance for payment of, and the payment for, any Notes, by giving notice of such extension to the Information and Tender Agent and the Israeli Tender Agent and by publishing a press release, (ii) amend the Tender Offer in any respect by giving notice of such amendment to the Information and Tender Agent and the Israeli Tender Agent and by publishing a press release, or (iii) waive in whole or in part any Condition and accept for payment and purchase all Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Date. The Offeror may, in its sole discretion, terminate or withdraw the Tender Offer, whether on, before or after the Expiration Date, for any reason, subject to applicable law. The Offeror is likely to exercise such right to terminate the Tender Offer if any of the Conditions will not have been satisfied or waived by the Offeror. Please see “The Tender Offer”.

Conditions to the Offer	Notwithstanding any other provision of the Tender Offer (or any extension of or amendments to the Tender Offer), the Offeror will not be required to accept for payment, or pay for, any Notes tendered or accepted for purchase and may terminate the Tender Offer and may postpone the acceptance of any Notes tendered or delay payment for Notes accepted for payment, or delay consummation of the Tender Offer if, on or prior to the Payment Date:

● the Clearing Price will not have been within the Purchase Price Range; or

● certain additional conditions as detailed in the section of this Memorandum entitled “The Tender Offer—Conditions to the Tender Offer” will not have been met.

Certain Consequences to Noteholders Who Do Not Tender their Notes

To the extent that the Offeror’s purchase of Notes pursuant to the Tender Offer will reduce the aggregate principal amount of Notes outstanding, the liquidity of the Notes and, consequently, the market prices for any Notes that remain outstanding upon consummation of the Tender Offer may be adversely affected.

Please see “Risk Factors and Certain Significant Considerations”.

Withdrawal of Notes	Tender of Notes may be withdrawn at any time prior to the Expiration Date. No consideration will be payable in respect of Notes so withdrawn.

Acceptance for Payment and Payment

Once the Offeror has announced the final results of the Tender Offer in accordance with applicable law, the Offeror’s acceptance of tendered Notes in accordance with the terms of the Tender Offer will be irrevocable, subject only to satisfaction in full or waiver of the Conditions on or prior to the Payment Date. Tenders of Notes, as so accepted, will constitute binding obligations of the submitting Noteholders and the Offeror to settle the Tender Offer, subject only to satisfaction in full or waiver of the Conditions on or prior to the Payment Date. If the Tender Offer is not earlier extended or terminated, the Offeror will, on the Price Announcement Date (which is expected to be on or about the first Business Day following the Expiration Date), announce the final results of the Tender Offer and the Clearing Price (and Proration Factor, if any) to the extent any Notes are accepted for purchase. Such announcement will be made by press release delivered to the Information and Tender Agent and the Israeli Tender Agent and distributed through the newswire services and published on the website of the Tel Aviv Stock Exchange on the Price Announcement Date.

Promptly after the Price Announcement Date, payment for Notes validly tendered and accepted for payment, including any Accrued Interest, will be made by the Offeror in immediately available funds to Israel Discount Bank Ltd., (a TASE Member acting on behalf of the Offeror (“Discount Bank”), for further credit to the payment accounts of the TASE Members who are credited with Notes on the Payment Date, which is expected to be on or about the third Business Day after the Expiration Date. We understand that payment will thereafter be credited by such TASE Members to the accounts of their clients who hold Notes in their individual securities accounts with such TASE Members and, where such clients are not the ultimate beneficial owners of the Notes, as in the case of Euroclear and Clearstream, the relevant amounts shall be further credited by such TASE Member clients (including Euroclear and Clearstream) to the ultimate beneficial owner (or participant of such client through which such ultimate beneficial owner holds its interest in the Notes) for who such TASE Member clients hold the Notes, subject to their operations, procedures, any applicable agreements or applicable bylaws.

Delivery of Notes will be made promptly after the Price Announcement Date to Discount Bank in a “free-of-payment” (FOP) transaction, in accordance with the procedures of the TASECH, between Discount Bank and Citibank N.A. (as custodian of the Notes on behalf of Euroclear and Clearstream) and between Discount Bank and each TASE Member through which Notes are held, as a condition for the payment for such Notes. Noteholders holding Notes through a TASE Member must instruct their TASE Member to transfer the Notes promptly after the Price Announcement Date in order to receive payment on the Payment Date. Failure to do so may result in delays in receiving payment. Discount Bank will hold such Notes in a segregated account to be transferred to the Offeror pending receipt of payment by the relevant TASE Members on the Payment Date as described above.

Payment Date	If the Tender Offer is completed, the Payment Date is expected to be June 30, 2016 (or on a date as soon as practicable thereafter).

Certain Tax Considerations	This Memorandum discusses certain tax consequences for Noteholders with respect to the purchase of Notes by the Offeror. See “Certain Tax Consequences”.

Brokerage Commissions	Holders of the Notes will not be required to pay any brokerage commissions to the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent in connection with the Tender Offer.

Dealer Manager	J.P. Morgan Securities LLC.

Information and Tender Agent	Lucid Issuer Services Limited.

Israeli Tender Agent	Epsilon Underwriting & Issuing Ltd.

Trustee and Security Agent	Mishmeret Trust Company Limited.

Additional Documentation; Further Information; Assistance	Any questions or requests for assistance or for additional copies of this Memorandum or related documents may be directed to the Information and Tender Agent or the Israeli Tender Agent at its telephone number and email address set forth on the back cover page of this Memorandum. Noteholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

Jurisdictions	The Offeror is making the Tender Offer only in those jurisdictions where it is legal to do so. See “Offer and Distribution Restrictions”.

SOURCE OF FUNDS FOR THE TENDER OFFER

On February 2, 2016, the B Communications (SP2) Ltd. sold 115,500,000 ordinary shares of Bezeq-The Israel Telecommunications Corp. Ltd. for US$244,000,000 in net cash proceeds (the “Bezeq Share Sale”). In connection therewith, the Tender Offer is being made pursuant to Sections 3.12 and 4.10(b) of the Indenture by the Offeror.

The Offeror intends to fund the purchase of the Notes (if any) hereunder with funds made available by the Issuer, including cash-on-hand and net cash proceeds from the Bezeq Share Sale.

RISK FACTORS AND CERTAIN SIGNIFICANT CONSIDERATIONS

Neither the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, the Trustee or the Security Agent, nor any director, officer, employee, agent or affiliate of any such person makes any recommendation as to whether a Holder of the Notes should tender its Notes and neither the Offeror or the Issuer, nor its board of directors, has authorized any person to make any such statement. Holders of the Notes are urged to evaluate carefully all information included in this Memorandum, consult with their own legal, investment and tax advisors and make their own decision whether to tender its Notes. In deciding whether to tender your Notes, you should carefully consider the following, in addition to the other information contained in this Memorandum.

There may be a less liquid trading market for Notes that remain outstanding following the Tender Offer.

Although the Notes that are not validly tendered by holders or accepted by the Offeror will continue to be listed on the TASE, to the extent tenders of Notes in the Tender Offer are accepted by the Offeror and such Tender Offer is completed, the trading markets for the Notes that remain outstanding following such completion may be significantly more limited due to the reduction in the amount of the Notes held by investors. Such Notes may command a lower price than a comparable issue of securities with greater market liquidity. A reduced market value and liquidity may also make the trading price of such Notes more volatile. As a result, the market price for such Notes after the completion of the Tender Offer may be adversely affected as a result of the Tender Offer. Neither the Offeror nor the Dealer Manager has any duty to make a market in the Notes.

No obligation to accept tenders of Notes for purchase.

Subject to compliance with the Indenture, the Offeror is under no obligation to accept any tender of Notes for purchase pursuant to the Tender Offer. Tenders of Notes for purchase may be rejected in the sole discretion of the Offeror for any reason and the Offeror is not under any obligation to Noteholders to furnish any reason or justification for refusing to accept a tender of Notes for purchase. Even if a tender of Notes is accepted, such acceptance or the payment of the relevant consideration may be delayed.

No recommendation has been made as to whether Noteholders should tender the Notes.

The Clearing Price to be paid by the Offeror in the Tender Offer with respect to the Notes will have no necessary relationship to the actual value of the Notes. Noteholders should independently assess the value of the Notes and make an independent assessment of the terms of the Tender Offer. None of the Offeror, the Issuer, the Dealer Manager, the Trustee, the Security Agent, the Information and Tender Agent or the Israeli Tender Agent has expressed any opinion as to whether the terms of the Tender Offer are fair. None of the Offeror, the Issuer, the Dealer Manager, the Trustee, the Security Agent, the Information and Tender Agent or the Israeli Tender Agent makes any recommendation that Noteholders should tender their Notes or refrain from doing so pursuant to the Tender Offer, and no one has been authorized by any of them to make any such recommendation.

The Notes may be acquired through other transactions after the Tender Offer terminates and there is no assurance as to whether the Tender Offer gives Noteholders more value than such other transactions.

From time to time after the Tender Offer terminates, the Offeror, the Issuer or their affiliates may acquire any Notes that are not tendered and accepted in the Tender Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as the Offeror may determine (or as may be provided for in the relevant indenture). The value received in any such transaction might be more or less than that offered in the Tender Offer and could be for cash or other consideration.

On January 20, 2016, the Issuer announced the near-completion of a US$50 million program to repurchase Notes that was first announced in August 2014. It also announced on the same day the decision by its Board of Directors to extend the program and increase its size by an additional US$50 million. As of May 26, 2016, the Issuer, through a wholly owned subsidiary, has purchased $65 million par value of Notes.

Upon tender, the Notes held through Euroclear and Clearstream will be held in blocked accounts.

When considering whether to tender Notes in the Tender Offer, Noteholders holding Notes through Euroclear and Clearstream should take into account that restrictions on the transfer of the Notes by such Noteholders may apply from the time of submission of an Electronic Instruction. Such Noteholders will, on submitting an Electronic Instruction, be deemed to agree that the relevant Notes will be blocked in the relevant Clearing System with effect from the date the Electronic Instruction is delivered.

In the case of Notes tendered under the Tender Offer, such blocking will continue until the earliest of (i) the date on which the tender of the Notes is terminated or on which it is revoked, in the limited circumstances in which such revocation is permitted (including the automatic revocation on the termination of the Tender Offer), in accordance with the terms of the Tender Offer and (ii) in the case of Noteholders that have tendered Notes in the Tender Offer, the time of settlement on the Payment Date.

Noteholders are responsible for complying with the procedures of the Tender Offer.

Noteholders are responsible for complying with all of the procedures for submitting an Electronic Instruction or Acceptance Notices (as applicable) in the Tender Offer. None of the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent assumes any responsibility for informing Noteholders of irregularities with respect to an Electronic Instruction or Acceptance Notice (as the case may be) in the Tender Offer.

The Tender Offer may or may not be completed or may be terminated or amended.

Until the Offeror announces whether it has decided to accept valid tenders of Notes, no assurance can be given that the Tender Offer will be completed. In addition, subject to applicable law and as provided in this Memorandum, the Offeror may, in its sole discretion, extend, re-open, amend or terminate the Tender Offer at any time before such announcement and may, in their sole discretion, waive any of the conditions to the Tender Offer either before or after such announcement.

The Tender Offer and settlement thereof are being effected in accordance with the bylaws of the TASE and the TASECH which may not be customary for investors holding similar securities listed on other international exchanges.

Holders of Book-Entry Interests in the Notes must rely on the TASE Bylaws as well as the procedures of the TASE Member through which they hold their Book-Entry Interests to transfer their interests or to exercise any rights of holders of Notes under the Indenture (including the tendering of Notes). Investors holding Book-Entry Interests through TASE Member clients (including Euroclear and Clearstream) must rely on the TASE Bylaws, the procedures of the TASE Member and the TASE Member client (including Euroclear or Clearstream) through which they hold their Book-Entry Interests as well as the procedures of any participants of a TASE Member client (including participants of Euroclear or Clearstream) through which they hold Book-Entry Interests, to transfer their interests or to exercise any rights of holders of Notes under the Indenture (including the tendering of Notes).

The delivery of tender instructions pursuant to the Tender Offer and the tabulation and settlement thereof on the Payment Date in accordance with TASE Bylaws requires coordination between multiple parties including the Offeror, the TASE, the TASECH, Euroclear, Clearstream, Citibank N.A. (as custodian of the Notes on behalf of Euroclear and Clearstream), Discount Bank, the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent. There is no assurance that there will not be delays in the delivery of instructions and/or settlement as a result of such coordination or in respect of procedures that that are required to be carried out in connection to the Tender Offer under the TASE Bylaws or other applicable rules and procedures.

Noteholders are responsible for consulting with their advisers.

Noteholders should consult their own tax, accounting, financial and legal advisers regarding the suitability to themselves of the tax, or accounting, legal or other consequences of participating in the Tender Offer.

None of the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, the Trustee or the Security Agent, nor any director, officer, employee, agent or affiliate of any such person is acting for any Holder, or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and accordingly neither the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, the Trustee or the Security Agent, nor any director, officer, employee, agent or affiliate of any such person, makes any recommendation as to whether Holders should tender their Notes.

Ownership of beneficial interests in the Notes is limited under Israeli law and you may become subject to criminal liability and the loss of economic interests in the Notes if you violate such limitations, involuntarily or otherwise.

Pursuant to the Communications Order issued by the Ministry of Communications in respect of Bezeq, there are legal limitations on the ability of any person (individually and together with others) directly or indirectly holding, acquiring or controlling 5% or more of the voting power or share of economic rights in Bezeq. In connection with the Offering of the Notes, the Security Agent was granted the Pledge Permit from the Ministers, which enabled the Issuer to pledge the Pledged Bezeq Shares and Pledged SP2 Shares as Collateral for the Notes and certain hedging obligations. However, pursuant to the Communications Order and the Pledge Permit, no person (individually and acting in concert with other persons) may directly or indirectly hold, acquire or control, at any given time, more than 10% of the outstanding principal amount of Notes (such percentage, the “Restricted Percentage Threshold”) without first obtaining a permit from the Ministers. Obtaining such a permit from the Ministers may be difficult or impossible. In addition, if you obtain such a permit, you may have difficulty selling all of your Notes to any one investor, as such sale would require additional approvals of the Ministers. Furthermore, the transfer by a holder of any interest in the Notes to a person who the seller knows will, as a result of such sale and the purchaser’s existing holdings, be in violation of the Restricted Percentage Threshold, may be prohibited unless the purchaser has the required permits.

In calculating a holder’s percentage ownership of the outstanding notes, all Notes held by certain affiliates (including entities in which such holder or such holder’s parent entities hold interests as small as 20% therein) will be aggregated. However, for purposes of the above calculations, holdings (if any) of any holder of the Notes in the Means of Control in Bezeq will not be taken into account. In the event any holder of notes is also a counterparty to any hedging obligations secured by the Pledged Bezeq Shares and the shares of SP2, such holder as a hedging counterparty will be subject to additional restrictions under the Intercreditor Agreement.

In the event any holder of Notes acts in concert with other persons that have any direct or indirect interest in the Notes, such person may be deemed to beneficially own the aggregate interests held by such other persons. Such a limitation could, among other things, apply to certain coordination activities of holders of Notes, which could limit the ability of holders of the Notes to make joint decisions in the event of the enforcement of the Collateral or in connection with a restructuring of the Issuer and the Guarantors. Investors are strongly encouraged to seek legal advice prior to undertaking any such action.

Although the Restricted Percentage Threshold is fixed at 10%, in the event that the amount of issued Notes decreases in the future (as a result of repurchases, cancellations or otherwise), the amount of Notes in a manner that may change the Restricted Percentage Threshold that a holder may hold, individually or with others, would decrease accordingly. However, the Issuer has agreed not to cancel Notes without confirmation from the Ministry of Communications that the Restricted Percentage Threshold will not change.

The Issuer and the Guarantors have agreed to notify holders of Notes (in accordance with the procedures set forth under the Indenture) of any event that could reasonably be expected to result in a change to the Restricted Percentage Threshold promptly upon becoming aware of such change. However, there can be no assurances that you will receive such notice in a timely manner. As such, holders of the Notes will be solely responsible for monitoring the Restricted Percentage Threshold.

In the event that any person (individually and together with others) directly or indirectly holds, acquires or controls an amount of Notes in excess of the Restricted Percentage Threshold (including Notes held by affiliated entities or those acting in concert, as described above) (such excess amount, “Excess Holdings”), such person must report the violation in writing to Bezeq and submit an application to the Ministers for approval of its holding within 48 hours of such violation or sell such Excess Holdings within seven days. Such time limit will begin to run despite a lack of knowledge on the part of the relevant person of its holding, acquisition or control of Excess Holdings. If approval is not received, such Person must sell its Excess Holdings in accordance with the Communications Order. In addition, the Communications Order provides that the exercise of any right, which could be deemed to include economic rights (such as the right to interest payments) and other rights, by a holder of Excess Holdings shall have no validity with respect to any of its holdings (i.e., including those that do not constitute Excess Holdings), or, if an application has been submitted, with respect to the Excess Holdings only. Furthermore, under the Israeli Communications Law, (i) any person (individually and together with others) directly or indirectly holding, acquiring or controlling Excess Holdings (including through affiliates and acting in concert as described above) is subject to six months imprisonment or a fine; and (ii) any transfer of the Notes to a person who the transferor knows will, as a result of the transfer, require approval pursuant to the Israeli Communications Law and Communications Order, and the requisite approval has not be obtained, shall subject the transferor to a fine if such transferor was not shown appropriate approvals by the transferee prior to the transfer.

As a result of the foregoing, each ultimate beneficial holder of interests in any Global Note, by holding, acquiring or controlling such interests, and each Holder of a Definitive Registered Note, shall agree to be bound by the limitations set forth in this section and the provisions of the Pledge Permit. The foregoing limitations could limit an active trading market for the Notes from developing. Each holder of the Notes should consult its own counsel as to the legal implications and requirements relating to the ownership of a beneficial interest in the Notes.

THE TENDER OFFER

The Tender Offer

The Offeror hereby invites Noteholders to tender their Notes for cash pursuant to the Tender Offer on the terms and subject to the conditions contained in this Memorandum in accordance with a modified Dutch auction procedure for the Notes.

The Offeror will determine the Clearing Price and the aggregate principal amount of each of the Notes to be purchased based on the modified Dutch auction procedures.

The Offeror is willing to pay an aggregate purchase price equal to the Total Tender Offer Funds Available (subject to rounding) for Notes tendered in the Tender Offer. The Offeror reserves the right, in its sole and absolute discretion, not to accept any tenders of the Notes, to spend less than the Total Tender Offer Funds Available, or to modify in any manner any of the terms and conditions of the Tender Offer.

Upon the terms and conditions set forth in this Memorandum, the Offeror, or an agent on its behalf, will pay the Clearing Price, plus Accrued Interest, on the Payment Date in immediately available funds first to Discount Bank, a TASE Member acting on behalf of the Offeror, and then by Discount Bank, via SWIFT, to the payment accounts of the TASE Members who are credited with Notes. We understand that payment will thereafter be credited by such TASE Members to the accounts of their clients who hold Notes in their individual securities accounts with such TASE Members and, where such clients are not the ultimate beneficial owners of the Notes, as in the case of Euroclear and Clearstream, the relevant amounts shall be further credited by such TASE Member clients (including Euroclear and Clearstream) to the ultimate beneficial owner (or participant of such client through which such ultimate beneficial owner holds its interest in the Notes) for who such TASE Member clients hold the Notes, subject to their operations, procedures, any applicable agreements or applicable bylaws. Notes held through a TASE Member shall be delivered to Discount Bank in a “free-of-payment” (FOP) transaction, through TASECH, between Discount Bank and the TASE Member through which the Notes are held as a condition for the payment for such Notes.

General

Expiration Date; Extensions; Amendment

The term “Expiration Date” means 5:00 p.m., London time, on June 27, 2016, unless the Offeror, in its sole discretion, extends the Expiration Date with respect to the Tender Offer, in which case the Expiration Date will be the latest date and time for which an extension is effective. The Offeror may extend the Expiration Date with respect to the Tender Offer for a specified period of time. In order to extend the Expiration Date for the Tender Offer, the Offeror will notify the Dealer Manager, the Information and Tender Agent and the Israeli Tender Agent of any extension by written notice and will make a public announcement thereof, each prior to 5:00 p.m., London time, on the next business day after the previously scheduled Expiration Date. For the avoidance of doubt, if so extended, any Notes that were otherwise validly tendered after the previously scheduled Expiration Date (and not subsequently validly revoked or withdrawn) will be deemed validly tendered. The Offeror may elect to utilize any means reasonably calculated to inform Holders of such extension. Failure of any Holder of the Notes to be so notified will not affect the extension of the Tender Offer.

The Offeror expressly reserves the right, in its sole discretion, at any time to (i) terminate the Tender Offer, (ii) waive any of the conditions to the Tender Offer, (iii) extend the Expiration Date, or (iv) amend the terms of the Tender Offer in any manner.

If the Offeror elects to waive any of the conditions to the Tender Offer, extend the Expiration Date or amend the terms of the Tender Offer in a manner determined by it to be favourable to the holders of Notes, all applicable Notes that are validly tendered will remain valid (and subject to revocation or withdrawal as provided in this Memorandum) until the date and time to which the Expiration Date has been extended.

If the Offeror waives any of the conditions to the Tender Offer, terminates the Tender Offer or shortens the Tender Offer period or amends the terms of the Tender Offer in a manner determined by it to be prejudicial to the holders of Notes, all Notes tendered will be returned to Noteholders and the relevant holders who wish to tender their Notes will be required to submit new instructions.

Without limiting the manner in which the Offeror may choose to make a public announcement of any extension, amendment or termination of the Tender Offer, the Offeror will not have any obligation to publish, advertise, or otherwise communicate such public announcement, other than by complying with any applicable notice provisions of the Indenture.

None of the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, the Trustee nor the Security Agent are responsible if any holder fails to meet these deadlines and cannot participate in the Tender Offer.

Conditions to the Offer

Subject to all applicable securities laws and the terms set forth in this Memorandum, the Offeror expressly reserves the right, in its sole discretion, at any time to (i) terminate or not proceed with any of the Tender Offer, (ii) waive prior to the Expiration Date any and all of the conditions to any of the Tender Offer, (iii) extend the Expiration Date, or (iv) otherwise amend the terms of the Tender Offer in any manner. Nothing herein implies or otherwise imposes any obligation on the part of the Offeror or the Issuer to proceed with the Tender Offer or any part of it.

The Conditions set forth below are for the Offeror’s sole benefit and may be waived in whole or in part, and at the Offeror’s absolute discretion.

Any determination made by the Offeror concerning an event, development or circumstance described or referred to below will be conclusive and binding.

If any of the Conditions are not satisfied, the Offeror may on or prior to the Payment Date:

(1)	terminate the Tender Offer and unblock all tendered Notes in the securities account(s) of the relevant holders at the relevant Clearing System or TASE Member;

(2)	modify, extend or otherwise amend the Tender Offer and cause or request the blocking of all tendered Notes in Noteholders’ accounts in the relevant Clearing System or TASE Member to continue until the Payment Date, as extended; or

(3)	waive the unsatisfied Conditions with respect to the Tender Offer and accept all Notes tendered and not previously withdrawn.

General Conditions

The Offeror expressly reserve the right, in its sole discretion, to delay acceptance of, or to reject, tenders of Notes pursuant to the Tender Offer and/or extend and/or amend any of the terms of the Tender Offer in order to comply with applicable laws.

The Offeror will at all times have the discretion to accept for purchase any Notes tendered in the Tender Offer, the tender of which would otherwise be invalid or, in the sole opinion of the Offeror, may otherwise be invalid. The Offeror is under no obligation to accept any tender of Notes for purchase pursuant to the Tender Offer. Tenders of Notes for purchase may be rejected in the sole discretion of the Offeror for any reason and the Offeror is not under any obligation to Noteholders to furnish any reason or justification for refusing to accept a tender of Notes for purchase. For example, tenders of Notes for purchase may be rejected if the Tender Offer is terminated, if the Tender Offer does not comply with the relevant requirements of a particular jurisdiction or for any other reason. Noteholders are advised that the Offeror may, in its sole discretion, accept tenders of Notes pursuant to the Tender Offer on more than one date if the Tender Offer is extended or re-opened.

In all cases, the purchase of Notes for cash pursuant to the Tender Offer will only be made after (i) with respect to Notes held through accounts of Euroclear or Clearstream, the submission of a valid Electronic Instruction in accordance with the procedures described in “Procedures for Participating in the Tender Offer” including the blocking of the Notes tendered in the relevant account in the relevant Clearing System, from the date the relevant Electronic Instruction is submitted until the earlier of (A) the time of settlement on the Payment Date and (B) the date of any termination of the Tender Offer (including where such Notes are not accepted by the Offeror for purchase) or on which the Electronic Instruction is revoked, in the limited circumstances in which such revocation is permitted and (ii) with respect to Notes held through accounts with TASE Members, the submission of a valid Acceptance Notice in accordance with the procedures described in “Procedures for Participating in the Tender Offer”.

The failure of any person to receive a copy of this Memorandum or any announcement made or notice issued in connection with the Tender Offer will not invalidate any aspect of the Tender Offer. No acknowledgement of receipt of any Electronic Instruction and/or other documents will be given by the Offeror, the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent.

Notwithstanding any other provision of the Tender Offer and in addition to (and not in limitation of) the Offeror’s rights to extend and/or amend the Tender Offer, the Offeror will not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to Rule 14e-1 under the Exchange Act and may terminate the Tender Offer, if any of the following have occurred:

(1)	there will have been instituted, threatened or be pending any action or proceeding (or there will have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer that, in the sole judgment of the Offeror either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Issuer and/or its Subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer;

(2)	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction will have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Offeror, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Issuer and/or its Subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer;

(3)	there will have occurred or be likely to occur any event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Issuer and/or its Subsidiaries that, in the sole judgment of the Offeror, would or might prohibit, prevent, restrict or delay consummation of the Tender Offer;

(4)	the Trustee will have objected in any respect to, or taken action that could, in the sole judgment of the Offeror, adversely affect the consummation of, the Tender Offer or will have taken any action that challenges the validity or effectiveness of the procedures used by the Offeror in the making of the Tender Offer or the acceptance of, or payment for, the Notes; or

(5)	there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States or Israel securities or financial markets, (b) any significant adverse change in the price of the Notes in Israel or other major securities or financial markets, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Israel or other major financial markets, any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war, armed hostilities, acts of terrorism or other national or international crisis directly or indirectly involving the United States or Israel or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

Special Conditions

Notwithstanding any other provisions of the Tender Offer, or any extension of the Tender Offer, the Offeror will not be required to purchase Notes, and the Offeror may terminate the Tender Offer or, at its option, modify, extend or otherwise amend the Tender Offer for any reason including if on or prior to the Payment Date, as it may be extended from time to time, the Clearing Price will have been within the Purchase Price Range.

The Offeror reserves the right, in its absolute discretion, to purchase or make offers to purchase any Notes that remain outstanding subsequent to the Expiration Date and, to the extent permitted by applicable law, purchase Notes in the open market at any price, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Tender Offer. Any purchase or offer to purchase will not be made except in accordance with applicable law.

PROCEDURES FOR PARTICIPATING IN THE TENDER OFFER

The following description of procedures for participating in the Tender Offer and the submission of Electronic Instructions and Acceptance Notices is provided to Noteholders for convenience only. Noteholders who wish to participate in the Tender Offer are urged to consult their bank, securities broker or other intermediary through which they hold Notes for further information on how to participate in the Tender Offer.

Noteholders who need assistance with respect to the procedures for participating in the Tender Offer may also contact the Dealer Manager, the Information and Tender Agent or the Israeli Tender Agent, the contact details of which are on the last page of this Memorandum.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified in this Memorandum in order for that holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Tender Offer before the deadlines specified in this Memorandum.

The deadlines set by Euroclear, Clearstream and Citibank N.A. (as custodian for Euroclear and Clearstream in respect of the Notes) for the submission and withdrawal of Electronic Instructions and, in the case of Notes held through a TASE Member and not through Euroclear or Clearstream, the deadlines set by the relevant TASE Member for the submission of Acceptance Notices may be earlier than the relevant deadlines specified in this Memorandum.

Tender Offer Procedures

Summary of Action to be Taken

The Offeror will only accept tenders of Notes for purchase pursuant to the Tender Offer which are made by way of the submission of valid Electronic Instructions (in the case of holders holding Notes through Euroclear or Clearstream) or by way of the delivery of valid Acceptance Notices (in the case of holders holding Notes through a TASE Member and not through Euroclear or Clearstream) in accordance with the procedures set out in this section “Procedures for Participating in the Tender Offer—Tender Offer Procedures”.

To tender Notes for purchase pursuant to the Tender Offer, a Noteholder should deliver, or arrange to have delivered on its behalf, via Euroclear or Clearstream and in accordance with the requirements of such Clearing System, a valid Electronic Instruction that is received by the Information and Tender Agent on or prior to the deadlines imposed by the Clearing Systems. For Noteholders holding Notes through a TASE Member and not through Euroclear or Clearstream, such Noteholder should deliver, or arrange to have delivered on its behalf, an Acceptance Notice to the Israeli Tender Agent at or prior to the Expiration Date.

Electronic Instructions for Noteholders holding Notes through Euroclear or Clearstream

To tender Notes by Electronic Instruction, a Noteholder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Creation instruction (each an “Electronic Instruction”) to authorize the tendering of Notes which will be subject to the relevant Noteholder’s representations and warranties set forth herein (please see “—Representations, Warranties and Undertakings”) and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Noteholder’s broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Instruction to authorize the tendering of Notes which will be subject to the relevant Noteholder’s and nominated beneficial owner’s representations and warranties set forth herein (please see “—Representations, Warranties and Undertakings”) and the blocking of the relevant accounts in Euroclear or Clearstream for such holder. Noteholders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to tender their Notes in the Tender Offer as described herein.

Notwithstanding the delivery of the tenders by each Noteholder by means of an Electronic Instruction, each Noteholder thereby agrees that such Electronic Instruction constitutes a written tender. A separate Electronic Instruction must be submitted by or on behalf of each beneficial owner.

Each Electronic Instruction, by which Noteholders are to effect their tender of their Notes, should include (a) the aggregate principal amount of Notes which the Noteholder wishes to tender, (b) the name of the Direct Participant and the securities account number for the relevant Clearing System in which the Notes are held, (c) an authorization of Euroclear or Clearstream, as the case may be, to block the Notes tendered so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Noteholder submits its Electronic Instruction until the termination or withdrawal of the Tender Offer, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System, (d) the Purchase Offer Price and (e) the series of Notes (including ISIN) to which the instruction refers.

The tendering of Notes in the Tender Offer will be deemed to have occurred upon receipt by the relevant Clearing System of a valid Electronic Instruction submitted in accordance with the requirements of such Clearing System.

The receipt of such Electronic Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream.

Direct Participants may submit Electronic Instructions. Each Noteholder that is not a Direct Participant must arrange for the Direct Participant through which such Noteholder holds its Notes to submit a valid Electronic Instruction on its behalf to the relevant Clearing System before the deadlines specified by the relevant Clearing System.

Acceptance Notices for Noteholders holding Notes through a TASE Member

To tender Notes, a Noteholder holding its Notes through a TASE Member and not through Euroclear or Clearstream should send the Israeli Tender Agent a duly signed acceptance notice in the form attached hereto as Exhibit “A” (an “Acceptance Notice”) together with a certificate of ownership (Ishur Baalut) issued by the TASECH Member through which such Noteholder’s tendered Notes are registered, certifying the principal amount of Notes registered in the name of such Noteholder as of the date of submission of the Acceptance Notice, which amount shall be equal to or higher than the principal amount of Notes tendered by such Noteholder. The Acceptance Notice shall be delivered to the Israeli Tender Agent in accordance with the instructions set forth in the Acceptance Notice. The Acceptance Notice will be subject to the relevant Noteholder’s representations and warranties set forth herein (please see “—Representations, Warranties and Undertakings”).

A separate Acceptance Notice must be submitted by or on behalf of each beneficial owner of Notes.

Each Acceptance Notice, by which Noteholders holding their Notes through a TASE Member are to effect their tender of their Notes, should include (a) the name and contact details of the tendering Noteholder, (b) the aggregate principal amount of Notes which the Noteholder wishes to tender, (c) the details of the TASE Member and the securities account number in which the tendered Notes are held (the “TASE Securities Account”), (d) the Purchase Offer Price and (e) the cash account number with the TASE Member into which the Clearing Price and Accrued Interest shall be paid by the Offeror.

The tendering of Notes in the Tender Offer will be deemed to have occurred upon receipt by the Israeli Tender Agent of a valid Acceptance Notice submitted in accordance with the requirements of this Memorandum.

No Letter of Transmittal

No letter of transmittal need be executed in relation to the Tender Offer for Noteholders holding Notes through Euroclear or Clearstream.

For Noteholders holding Notes through a TASE Member and not through Euroclear or Clearstream, other than the Acceptance Notice, no letter of transmittal or consent need be executed in relation to the Tender Offer.

Representations, Warranties and Undertakings

By submitting an Electronic Instruction to the relevant Clearing System or an Acceptance Notice to the Israeli Tender Agent, a Noteholder, and any person in whose name such Noteholder has nominated Notes to be tendered (the “Nominated Beneficial Owner”), is deemed to represent, warrant and undertake to the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent and, for Noteholders holding Notes through a TASE Member, the Israeli Tender Agent (as of the date of submission of such Electronic Instruction or Acceptance Notice, the Expiration Date and the Payment Date) that:

(1)	it has received and reviewed this Memorandum and all other information as it deems necessary or appropriate in order to make its decision and has undertaken an appropriate analysis of the implications of such Tender Offer, without reliance on the Offeror;

(2)	the Notes are, at the time of tender, and will continue to be, held by it at the relevant Clearing System or, in the case of Noteholders holding Notes through a TASE Member, in their TASE Securities Account, until the earliest of (i) the Payment Date or (ii) the termination or withdrawal of the Tender Offer;

(3)	for Noteholders holding Notes through Euroclear or Clearstream only, the Notes have been blocked in the securities account to which such Notes are credited in the relevant Clearing System with effect from, and including, the date on which either the Electronic Instruction was received by the relevant Clearing System until the earliest of (i) the Payment Date or (ii) the termination or withdrawal of the Tender Offer, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

(4)	its tender of Notes is made in compliance with any law and regulation of its jurisdiction of incorporation or residence; it has obtained all requisite governmental, exchange control or other required consents; complied with all requisite formalities; and paid any issue, transfer or other taxes or requisite payments due from it in each respect in connection with any offer or acceptance in any jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Tender Offer or which will or may result in the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent or any other person acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Tender Offer;

(5)	it is not located or resident in Belgium or if it is located or resident in Belgium it is a qualified investor, in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time), acting on its own account or acting in accordance with the circumstances set out in Article 6, §4 of the Belgian Public Offer Law;

(6)	it is not located in Italy or, if it is located in Italy, it is an authorized person or is tendering Notes through an authorized person (such as an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Legislative Decree No. 58 of 24 February 1998, as amended, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Italian Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, or any other Italian authority;

(7)	it is not resident and/or located in the United Kingdom or, if it is resident and/or located in the United Kingdom, it is a person falling within the definition of investment professional (as defined in Article 19(5) of the Financial Promotion Order) or within Article 43 of the Financial Promotion Order, or to whom this Memorandum may lawfully be communicated in accordance with the Financial Promotion Order;

(8)	it is not located or resident in France or, if it is located or resident in France, it is (i) a provider of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) a qualified investor (investisseur qualifié) acting for its own account, all as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1and D.411-3 of the French Code monétaire et financier;

(9)	upon the terms and subject to the Conditions of the Tender Offer, it tenders for purchase in such Tender Offer the nominal amount of Notes blocked in its account in the relevant Clearing System (or, in the case of Noteholders holding Notes through a TASE Member, the nominal amount of Notes as set forth in the Acceptance Notice) and, subject to and effective on such purchase by the Offeror, it renounces all right, title and interest in and to all such Notes purchased by or at the direction of the Offeror and waives and releases any rights or claims it may have against the Offeror with respect to any such Notes and such Tender Offer;

(10)	it agrees to ratify and confirm each and every act or thing that may be done or effected by the Offeror, any of its directors or any person nominated by the Offeror in the proper exercise of his or her powers and/or authority hereunder;

(11)	it agrees to do all such acts and things as will be necessary and execute any additional documents deemed by the Offeror to be desirable, in each case to complete the transfer of the relevant Notes to the Offeror or their nominee against payment to it of the Clearing Price and the Accrued Interest payable for such Notes and/or to perfect any of the authorities expressed to be given hereunder;

(12)	all authority conferred or agreed to be conferred pursuant to its acknowledgements, agreements, representations, warranties and undertakings, and all of its obligations will be binding upon its successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives, and will not be affected by, and will survive, its death or incapacity;

(13)	no information has been provided to it by the Offeror, the Issuer, the Dealer Manager, the Trustee, the Security Agent or the Information and Tender Agent, the Israeli Tender Agent or any of their respective directors or employees, with regard to the tax consequences for Noteholders of the purchase of Notes by the Offeror pursuant to the Tender Offer and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Tender Offer and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Offeror, the Issuer, the Dealer Manager, the Trustee, the Security Agent or the Information and Tender Agent, the Israeli Tender Agent or any of their respective directors or employees, or any other person in respect of such taxes and payments;

(14)	it is not a person to whom it is unlawful to make an invitation pursuant to the Tender Offer under applicable securities laws and it has (before submitting, or arranging for the submission on its behalf, as the case may be, of the Electronic Instruction or the Acceptance Notice (as the case may be) in respect of the Notes it is tendering for purchase) complied with all laws and regulations applicable to it for the purposes of its participation in the Tender Offer;

(15)	it has full power and authority to tender the Notes it has tendered in the Tender Offer and, if such Notes are accepted for purchase by the Offeror such Notes will be transferred to, or to the order of the Offeror with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached to such Notes, and it will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Offeror to be necessary or desirable to complete the transfer and cancellation of such Notes or to evidence such power and authority; and

(16)	it accepts that the Offeror is under no obligation to accept tenders of Notes for purchase pursuant to the Tender Offer, and accordingly such tender may be accepted or rejected by the Offeror in its sole discretion and for any reason.

By submitting an Electronic Instruction to the relevant Clearing System or an Acceptance Notice to the Israeli Tender Agent, a Noteholder or its Nominated Beneficial Owner (if any) acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of such Noteholder and the tenders given by such Noteholder or its Nominated Beneficial Owner (if any) will be binding (to the extent applicable in law) upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of such Noteholder or its Nominated Beneficial Owner (if any) and will not be affected by, and will survive, the death or incapacity of such Noteholder or its Nominated Beneficial Owner (if any).

All tenders will be made on the basis of the terms set out in this Memorandum and on the Expiration Date will become irrevocable. Notes held through Euroclear or Clearstream may only be tendered by submission of a valid Electronic Instruction to the relevant Clearing System on or prior to the deadlines imposed by the Clearing Systems. Notes held though a TASE Member may only be tendered by submission of a valid Acceptance Notice to the Israeli Tender Agent no later than the Expiration Date.

The Notes for which tenders have been given will be unblocked in the relevant Clearing System upon the earliest of (i) the termination or withdrawal of the Tender Offer, or (ii) in the case of Notes in respect of which the tender has been withdrawn, the date on which such tender is validly withdrawn.

The receipt of an Electronic Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. The receipt of an Acceptance Notice by the Israeli Tender Agent may be acknowledged orally by the Israeli Tender Agent by telephone or by email. It is the responsibility of the tendering Noteholder to ensure that the Israeli Tender Agent has received the Acceptance Notice, by contacting the Israeli Tender Agent at the contact information appearing at the back of this Memorandum. All questions as to validity, form and eligibility (including time of receipt) of any Electronic Instruction will be determined solely by the Offeror. Such determination as to whether or when an Electronic Instruction or an Acceptance Notice is received, whether it is duly completed and signed or whether a tender is validly withdrawn will be final and binding.

Noteholders should ensure that the relevant Clearing System in which Notes are held has received instructions (with which it has complied) to block such Notes in the securities account to which they are credited with effect from, and including, the day on which the Electronic Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until the earliest of (i) the termination or withdrawal of the Tender Offer, or (ii) in the case of Notes in respect of which the tender has been withdrawn, the date on which such tender is validly withdrawn. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the Clearing System. The Offeror and the Information and Tender Agent will be entitled to accept submission of an Electronic Instruction as deemed confirmation that such Notes have been so blocked.

Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Notes to submit a valid Electronic Instruction to the relevant Clearing System prior to the deadlines imposed by the Clearing Systems. The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Date if they wish to tender and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing Systems.

Tender of Notes in Physical Form

All Holders hold the Notes through Clearing System and/or TASE Member accounts and there are no Notes in physical form. If you believe that you are holding a Note in physical form, please contact the Information and Tender Agent for the appropriate procedures with regard to tendering such Notes.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided by the Offeror in connection with the Tender Offer. Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Date if they wish to tender.

Withdrawal Rights

Tenders of Notes may be withdrawn at any time prior to the Expiration Date but no consideration will be payable in respect of Notes so withdrawn.

If, for any reason whatsoever, acceptance for payment of or payment for any Notes tendered pursuant to the Tender Offer is delayed (whether before or after the Offeror’s acceptance for payment of Notes) or the Offeror is unable to accept or pay for the Notes tendered pursuant to the Tender Offer, the Offeror may (without prejudice to its rights set forth herein) instruct the applicable Clearing System and the TASECH, as applicable, to retain tendered Notes, and such Notes may not be withdrawn except to the extent that the tendering holder is entitled to withdrawal rights as described herein.

Any permitted withdrawal of Notes may not be rescinded, and any Notes validly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer, provided, however, that withdrawn Notes may be re-tendered by again following one of the appropriate procedures described herein at any time prior to the Expiration Date. For holders holding Notes through a TASE Member and not through Euroclear or Clearstream, instructions as to withdrawal of Notes previously tendered may be effected prior to the Expiration Date by submitting a withdrawal notice (the form of which is set out in Exhibit “B” hereto) to the Israeli Tender Agent.

Any Notes that have been tendered but which are not purchased will be returned to the holder thereof without cost to such holder promptly following the earlier to occur of the Expiration Date or the date on which the Tender Offer is terminated without any Notes being purchased thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Offeror, in the Offeror’s sole discretion which determination will be final and binding. None of the Offeror, the Issuer, the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Extension, Termination or Amendment

Subject to applicable laws, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to the Tender Offer will have occurred or will have been determined by the Offeror to have occurred, to (i) extend the period during which the Tender Offer is open, (ii) re-open or amend the Tender Offer in any respect, (iii) amend the timing of the Tender Offer including delaying the Expiration Date and/or the Payment Date and (iv) terminate the Tender Offer by giving oral (to be confirmed in writing) or written notice of such extension to the Information and Tender Agent and the Israeli Tender Agent and by making public disclosure by press release or other appropriate means of such extension, re-opening, amendment or termination to the extent required by law. During any extension, re-opening or amendment of the Tender Offer, all Notes previously tendered will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer, be accepted for purchase by the Offeror. Please see also “—Announcements”. Any waiver, amendment or modification of the Tender Offer will apply to all Notes tendered pursuant to the Tender Offer. If the Offeror makes a change that the Offeror determines to be material in any of the terms of the Tender Offer or waives a condition of the Tender Offer that the Offeror determines to be material, the Offeror will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Information and Tender Agent and the Israeli Tender Agent and will announce such changes by press release, through the Clearing Systems and by publication on the website of the TASE at www.tase.co.il as promptly as possible and extend the Tender Offer as the Offeror determine necessary and to the extent required by law.

The Offeror may terminate or withdraw at its sole discretion the Tender Offer at any time and for any reason, including, if any of the Conditions is not satisfied or waived on or after the Expiration Date. There can be no assurance that the Offeror will exercise its right to extend, terminate or amend the Tender Offer.

During any extension and irrespective of any amendment to the Tender Offer, all Notes previously tendered will remain subject to the Tender Offer and may be accepted thereafter for purchase by the Offeror, subject to compliance with applicable law. In addition, the Offeror may waive conditions (including one or more of the Conditions) without extending the Tender Offer in accordance with applicable law.

Announcements

Any extension, termination, re-opening or amendment of the Tender Offer will be followed as promptly as practicable by announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m. London time on the next business day following the previously scheduled Expiration Date and/or the Payment Date. Unless stated otherwise, announcements in connection with the Tender Offer will be made through a press release to be disseminated through the newswire services and by publication on the Tel Aviv Stock Exchange’s website at www.tase.co.il. Such announcements may also be made by the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Information and Tender Agent and the Israeli Tender Agent, the contact details for which are on the last page of this Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Information and Tender Agent or the Israeli Tender Agent for the relevant announcements during the course of the Tender Offer. In addition, Noteholders may contact the Dealer Manager for information using contact details on the last page of this Memorandum.

CERTAIN TAX CONSEQUENCES

Certain Israeli Tax Consequences

The following discussion, which is for general information only, is a brief summary of certain Israeli tax considerations relating to the surrender of Notes for repurchase pursuant to the Memorandum. This discussion does not purport to be a complete analysis of all potential tax effects of the Tender Offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

Moreover, this summary does not address all of the Israeli tax consequences that may be relevant to all Holders of Notes that surrender Notes for repurchase, and does not purport to deal with persons with special tax situations and specific tax treatment. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Accordingly, each Holder should consult its own tax advisor with regard to the Tender Offer and the application of Israeli tax laws to its particular situation.

Israeli Tax Considerations for the Sale of Notes

General Overview

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, and on the disposal of such assets by non-Israeli residents, if those assets (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”), distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Inflationary Surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index (“CPI”) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Capital Gain on the Sale of Notes by Israeli Residents

Israeli Resident Individuals. Generally, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of securities purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such holder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such securities, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such a holder is considered to be a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “Means of Control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (currently up to 48%).

Israeli resident individuals are generally subject to capital gain tax on their Real Capital Gain. “Index” income is generally exempt from tax. Securities denominated in a foreign currency or where the securities’ value is linked to a foreign currency, the exchange rate is considered to be an “Index”, and therefore, the income derived from foreign exchange fluctuations should not be subject to tax.

Individual holders who have taxable income that exceeds NIS 810,720 in a tax year will be subject to an additional tax at the rate of 2% on their taxable income for such tax year. For this purpose, taxable income includes all taxable income, including capital gain and land betterment (sale of estate right in an apartment will be included only if the selling value exceeds NIS 4 million, and the sale is not exempt from tax under applicable law), except for the amount of inflation as defined in section 88 of the Ordinance and the inflationary amount as defined in section 47 of the Real Estate Tax Law.

Payors of consideration for traded securities, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a holder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

Upon the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of securities is the general corporate tax rate (25% in 2016).

Capital Gain on the Sale of Notes by Non-Israeli Resident Holders

In general, non-Israeli residents are subject to Israeli tax on capital gains derived in Israel, unless exemptions under the domestic law or a tax treaty provide otherwise.

Foreign residents may qualify for an exemption from tax on capital gains derived from the sale, exchange or disposition of securities that are publicly traded on the Tel Aviv Stock Exchange (“TASE”) or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the securities were purchased after being listed on a recognized stock exchange, and (iii) with respect to securities listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Income Tax Law (Inflationary Adjustments) 5745-1985.

On November 3, 2013, the Issuer received a ruling (the “Ruling”) from the ITA that Notes that are traded on the TACT institutional system will be treated for tax purposes as debentures traded on a stock exchange in Israel for the purpose of Section 97(B2) of the Ordinance, subject of the fulfillment of the conditions specify in the Ruling (as discussed below in “—Israeli Tax Considerations for Tendering of Notes–Non-Israeli Resident Holders”). In addition, a sale of securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.

Israeli Tax Considerations for Tendering of Notes

The repurchase of securities (such as the Notes) by a special purpose partnership controlled by the issuer of the securities (such as the Offeror) is treated by the ITA as a repurchase of such securities by the issuer of the securities and therefore, is treated by the ITA as a redemption of the securities rather than as a sale of the securities. The redemption of securities is treated for Israeli tax purposes as an early repayment of the loan. The repayment of the principal amount of the loan is not subject to taxation, and any amount that exceeds the principal amount will be treated as an interest payment and subject to taxation as discussed below.

Israeli Resident Individuals. Interest (as well as any payment made on the Notes and linkage differentials) will be treated as derived from Israeli sources. Subject to eligibility of each individual, interest income may be recognized on cash basis (i.e., upon receipt) or on accrual basis. Nevertheless, income from foreign exchange fluctuations should be recognized on accrual basis, even if the person deriving this income usually reports his or her income on cash basis. Foreign exchange fluctuations on securities, including the Notes, are taxable at redemption or sale as part of the capital gain.

Interest income is generally subject to a 25% tax rate.

Notwithstanding the above, an individual would be subject to tax on his interest income, at the marginal tax rate (currently 48%) (with the interest income being the highest bracket), if any of the following occurred: (i) the interest is considered business income, or is registered in the individual's books of accounts; (ii) the individual has deducted interest expenses and linkage fluctuation expenses with respect to the interest on the securities; (iii) the individual is a “Substantial Shareholder” (as defined above) in the issuer; (iv) the individual is related to the issuer (such as an employee or independent contractor) and (v) any other condition set by the Minister of Finance with the approval of the Knesset Finance Committee, unless it is proven that the interest rate is not influenced by such relationship. Certain deductions and exemptions may apply to interest income of individuals that reached the age of compulsory retirement, or whose annual income (taking into account their spouse’s income) does not exceed NIS 62,160 in fiscal year 2016.

Israeli resident companies are taxable on worldwide interest, any original issue discount and linkage differentials income. The tax rate on such income is the standard corporate tax rate (25% in 2016). An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) of the Ordinance is exempt from tax on interest and original issue discount. Non-exempt pension funds will be subject to the regular non-business individual tax rate applicable to interest and original issue discount.

Payers of interest and original issue discount, including an Israeli stockbroker who effectuates a transaction, or a financial institution through which the securities are held, are generally required to withhold tax on payments of interest at a rate of 25%, subject to any of the foregoing exemptions or reduced tax rates under applicable tax treaties. The ITA may make a request a recipient to provide documentation/evidence confirming the recipient’s eligibility for reduced tax rates or an exemption from withholding tax.

Non-Israeli Resident Holders. Generally, the same tax rules governing Israeli residents regarding payments of interest, original issue discount and linkage differentials are applicable to non-Israeli residents, unless exemptions under the domestic law or a tax treaty provide otherwise.

However, according to Section 9(15)(d) of the Ordinance, an exemption from Israeli tax is available to non-Israeli residents that receive interest income on bonds issued by Israeli companies traded on TASE, provided that the income is not attributable to the foreign person’s permanent establish in Israel and the holder is not one of the following: (i) a Substantial Shareholder of the issuer, as defined above; (ii) a relative of the Issuer, as defined in paragraph (3) to the definition of “relative” in Section 88 of the Ordinance (meaning another person if such first person (or body of persons) holds at least 25% of one or more categories whatsoever of Means of Control of such second person); (iii) an employee of the issuer or other person who provides services to it, sells products to it, or has a special relationship with it, unless the holder has proved to the Assessing Officer's satisfaction that the interest or any original issue discount rate was determined in good faith without being effected by the relationship with the issuer. The above will not apply to a non-resident corporation which is 25% or more controlled, directly or indirectly, by residents of Israel; or if the Israeli residents are entitled to 25% or more of the profits or income of such corporation directly or indirectly, all in accordance with Section 68A of the Ordinance.

The Ruling provides that the Notes traded on the TACT Institutional System, will be considered debentures traded on an exchange in Israel for the purpose of Section 9(15d) of the Ordinance, provided, among other requirements, that: the Issuer shall be a “reporting corporation” as defined under the Israeli Companies Law, 1999; and the Notes will fulfill the terms and conditions applicable to a debenture series traded on the TACT Institutional pursuant to the TASE By-laws and the tax withholding provisions, regarding: (i) the value of public holdings after listing for trading (for this purpose, public holdings shall be the holdings of investors who are not, directly or indirectly, interested parties of the company); (ii) minimum Notes distribution after listing with respect to the number of holders and the market value of the Notes (for this purpose, in lieu of the minimum number of holders set forth in the TASE By-laws, a minimum number of 20 institutional investors who are not, directly or indirectly, interested parties of the company will be required); and (iii) transfer of the consideration or debentures and registration of the transaction. None of the conditions for removal from trading of debentures listed on the TACT Institutional pursuant to the TASE By-laws apply with respect to the Notes.

According to the Ruling, TASE members will be required to withhold tax from the Notes, pursuant to the Income Tax Regulations (Deduction from Consideration, Payment or Capital Gain upon Selling a Security or a Future Transaction), 2002 and the Income Tax Regulations (Deduction from Interest, Dividends and Certain Profits), 2005.

The Ruling does not constitute an assessment for the Issuer or holders of the Notes and it does not limit the Assessment Officer when performing an audit, except as related to the issues that are the subject of the Ruling. The Ruling was issued upon facts provided to the ITA and representations made by the Issuer. The ITA is bound by the Ruling only as long as the relevant facts are unchanged and the Issuer complies with all stipulations in the Ruling. If the details presented in the application for the Ruling were found to be incorrect or significantly incomplete, the ITA would be entitled to revoke the Ruling, fully or partially, prospectively or retroactively.

The Ruling will remain in force until December 31, 2021 with respect to the issuance of Notes within a year of the Ruling and shall be subject to changes of any law. In the event of changes to any law that may impact the provisions of the Ruling, the Issuer should contact the ITA to amend the Ruling.

Certain U.S. Federal Income Tax Consequences

The following discussion, which is for general information only, is a summary of certain U.S. federal income tax considerations relating to the surrender of Notes for repurchase in the Tender Offer pursuant to the Memorandum. This discussion does not purport to be a complete analysis of all potential tax effects of the Tender Offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders that hold Notes as “capital assets” within the meaning of Section 1221 of the Code, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, entities treated as partnerships for U.S. federal income tax purposes and partners therein, tax exempt investors, dealers in securities and currencies, U.S. expatriates or long-term U.S. residents, persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership or other entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding Notes and partners therein should consult their tax advisers as to the U.S. federal income tax consequences of the Tender Offer.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes: (1) a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Neither the Offeror nor the Issuer has sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. In addition, the discussion does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder. Accordingly, each Holder should consult its own tax advisor with regard to the Tender Offer and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Tax Considerations for Tendering U.S. Holders

Sale of Notes

Sales of Notes pursuant to the Tender Offer by U.S. Holders will be taxable transactions for U.S. federal income tax purposes. Subject to the discussion of the market discount rules set forth below, a U.S. Holder selling Notes pursuant to the Tender Offer will recognize capital gain or loss in an amount equal to the difference between the amount of cash received (but not including amounts received attributable to Accrued Interest, which will be taxed as such) and the U.S. Holder’s adjusted tax basis in the Notes sold at the time of sale. A U.S. Holder’s adjusted tax basis in a Note generally will equal the amount paid therefor, increased by the amount of any market discount previously taken into account by the U.S. Holder and reduced by the amount of any payments (other than stated interest payable solely in cash) made to the U.S. Holder with respect to the Notes and any amortizable bond premium previously amortized by the U.S. Holder with respect to the Notes. Subject to the market discount rules described below, any gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Notes on the date of sale was more than one year.

A U.S. Holder that acquired Notes at a market discount generally will be required to treat any gain recognized upon the repurchase of its Notes pursuant to the Tender Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the stated principal amount of Notes (or in the case of a debt instrument issued with “original issue discount,” “revised issue price”) over the U.S. Holder’s initial tax basis in the Notes.

Information Reporting and Backup Withholding

A U.S. Holder who tenders its Notes may be subject to backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a Tender Offer will be allowed as a credit against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the Tender Offer. Holders of Notes should consult their own tax advisor concerning the tax consequences of their particular situation.

THE OFFEROR

The Offeror, B Communications (SP4) Limited Partnership is a limited partnership formed between the Issuer as limited partner and B Communications (SP3) Ltd. as general partner. The registered office of the Offeror is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. The Offeror is registered with the Israeli Registrar of Partnerships under number 550268254. The partnership agreement pursuant to which the Offeror was established provides that the Offeror’s sole business objective is the performance and implementation, from time to time, of plans for repurchase of notes issued by the Issuer as an agent of the Issuer. The Offeror has not carried on any business activity prior to the date of the Tender Offer.

B Communications (SP3) Ltd. (“SP3”) is a limited company wholly owned by the Issuer. The registered office of SP3 is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. SP3 is registered with the Israeli Registrar of Companies under number 515446730. According to its Articles of Association, SP3’s sole corporate objective is to serve as the general partner in partnership(s) whose sole objective is to perform and implement from time to time, plans for repurchase of notes issued by the Issuer as an agent of the Issuer, including the transfer or receipt of such notes.

DEALER MANAGER,
INFORMATION AND TENDER AGENT AND ISRAELI TENDER AGENT

The Offeror has retained J.P. Morgan Securities LLC to act as Dealer Manager for the Tender Offer. The Dealer Manager and its affiliates may contact Noteholders regarding the Tender Offer and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Memorandum and related materials to Noteholders. The Offeror and the Issuer entered into a Dealer Manager Agreement with the Dealer Manager which contains certain provisions regarding payment for fees, expense reimbursement and indemnity arrangements. The Dealer Manager and its affiliates have provided and continue to provide certain investment banking services to the Offeror and/or the Issuer for which they have received and will receive compensation that is customary for services of such nature.

The Offeror and the Issuer have retained Lucid Issuer Services Limited to act as Information and Tender Agent and Epsilon Underwriting & Issuing Ltd. to act as Israeli Tender Agent. Discount Bank is acting as the TASE Member for the Offeror with respect to TASECH settlement procedures and payment of the consideration for the Notes.

None of the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, Discount Bank nor any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Tender Offer, the Offeror, the Issuer or any of their affiliates contained in this Memorandum or for any failure by the Offeror or the Issuer to disclose events that may have occurred and may affect the significance or accuracy of such information.

None of the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent, or Discount Bank, nor any of their respective directors, employees or affiliates make any representation or recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether Noteholders should tender Notes in the Tender Offer or otherwise participate in the Tender Offer.

The Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent and Discount Bank are agents of the Offeror and owe no duty to any Noteholders.

EXPENSES OF THE TENDER OFFER

The Offeror and the Issuer have agreed to pay the Dealer Manager, the Information and Tender Agent and Israeli Tender Agent customary fees for their services in connection with the Tender Offer. The Offeror and the Issuer have agreed to reimburse the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent and the Trustee for certain of their out-of-pocket expenses (including fees and disbursements of counsel) and to indemnify them against certain liabilities, including liabilities under federal securities laws. Except for amounts paid to the Dealer Manager, the Information and Tender Agent, the Israeli Tender Agent and the Trustee, we will not pay any fees or commissions to any broker, dealer or other person in connection with the Tender Offer.

EXHIBIT A – FORM OF ISRAELI ACCEPTANCE NOTICE

A-1

English Translation

Acceptance Notice Tender Offer for US$ denominated Notes series 144A

It is required that this Acceptance Notice form be delivered by courier to Epsilon Underwriting & Issuing Ltd. in a sealed envelope or by email to mosadi@epsilon.co.il (Please confirm delivery of this form). To confirm delivery of this form or to order a courier please call Epsilon Underwriting 03-7450515.

No changes are permitted to this form.

Full name of investor:

Contact person:

Mobile phone number:

Email for further communication of Tender Offer results:

To:	B Communications Ltd. (the "Issuer") B Communications (SP4) LP (the "Offeror")

Epsilon Underwriting & Issuing Ltd. ("Epsilon")

Re: Tender Offer for US$ denominated Notes series 144A of B Communications Ltd. (TACT Institutional - security number 1131226)

Subject to the terms of conditions of the Tender Offer Memorandum (the "Memorandum") that the Issuer published on May 26, 2016, for the US$ denominated Notes series 144A of the Issuer (TACT Institutional security number 1131226) (the "Notes"), we make notice and warrant to the Issuer, the Offeror, the Dealer Manager, the Information and Tender Agent (each as defined in the Memorandum) and Epsilon as follows:

1.	We hereby tender Notes to the Offeror to purchase our Notes pursuant to the Tender Offer within a purchase price range between US$1.00 to US$1.07, in each case inclusive, per US$1.00 principal amount of Notes as set forth below:

Principal Amount of Notes (US$ par value)(*):	Price per US$1.00(**):

(*)	Minimum - US$1.00

(**) Minimum purchase price is US$1.00 and the maximum is US$1.07.

2.	This tender is submitted pursuant to and subject to all of the terms and conditions of the Memorandum. We acknowledge that the Memorandum is in the English language. We agree that in case of conflict between the provisions of the Memorandum and this Acceptance Notice, the Memorandum shall take precedence. Upon submission of this Acceptance Notice we are deemed to make all of the declarations with all of the representations, warranties, and undertakings as set out in the section of the Memorandum titled "Procedures for Participating in the Tender Offer-Tender Offer Procedures-Representations, Warranties, and Undertakings".

3.	We acknowledge that the tender submitted on this Acceptance Notice is irrevocable except in the event when a Withdrawal Notice is submitted prior to the Expiration Date in accordance with the terms and conditions of the Memorandum, including without limitation that a duly signed Withdrawal Notice must be received by Epsilon before the Expiration Date for the purpose of withdrawal.

4.	We undertake to transfer to Israel Discount Bank Ltd., a TASE Member acting on behalf of the Offeror ("Discount Bank"), in accordance with the transfer instructions that shall be provided to us, no later than the date to be announced by the Offeror and the Issuer as the date for the transfer of Notes accepted for purchase, the Notes for which we will receive an acknowledgment of receipt from Epsilon or the Offeror, pursuant to the Memorandum, free from all liens, charges and encumbrances, and not subject to any third party rights. We are aware that such TASE Member will hold the Notes in a segregated account until the time when the purchase price for the Notes is paid in accordance with the terms of the Tender Offer. Payment will be executed by or on behalf of the Offeror by crediting our cash accounts, details of which are set forth below.

5.	We acknowledge that the acceptance of our tender of Notes will be executed in accordance with the terms and conditions of the Memorandum. Without derogating from the generality of the foregoing we acknowledge that it is possible that the amount of Notes purchased from us will be less than the amount that we tendered as detailed in Section 1. An acknowledgment of receipt of our Acceptance Notice will be sent to us by email to the address specified on this form above. We know that in any event, it is our responsibility to contact Epsilon by telephone to ensure that Epsilon has received our Acceptance Notice.

6.	Attached to this Acceptance Notice is a certificate of ownership (Ishur Ba'alut) issued by a TASE Member confirming that as of the date of submission of this Acceptance Notice, we own Notes in a principal amount equal to or higher than the principal amount of Notes tendered as detailed in Section 1. We hereby undertake that, unless we withdraw our tender by duly submitting a Withdrawal Notice in accordance with the terms and conditions of the Memorandum, that from the time of submission of this Acceptance Notice, we will continue to own Notes in an amount that that is not less than the amount tendered in Section 1 and that the Notes will continue to be free from all liens, charges and encumbrances, and not subject to any third party right as described in Section 4 above.

[Note: Noteholder is required to attach a certificate of ownership]

7.	We know that the Issuer, the Offeror, the Dealer Manager, the Information and Tender Agent (each as defined in the Memorandum) and Epsilon are relying on our declarations, representations, warranties and undertakings that we have made in this form.

8.	We hereby confirm that we know that the Tender Offer is subject to all the terms and conditions as set forth in the Memorandum and none of the Dealer Manager, the Information and Tender Agent (each as defined in the Memorandum) and Epsilon, nor any person acting on their behalf are providing any representations or undertakings with respect to the Tender Offer.

Below are the details of our Securities Account and cash account.

[For the avoidance of doubt, the Securities Account and cash account must be maintained with the same TASE Member]

	TASE Member	Branch	Account	Name of account holder
Securities Account where Notes are held:
Cash Account for deposit of payment for the Notes accepted for purchase and Accrued Interest

Date	Name	Signature and seal

טופס היענות (Acceptance Notice) הצעת רכש - אג"ח סדרה דולרית 144A

יש למסור טופס זה חתום במעטפה סגורה באמצעות שליח לידי אפסילון חיתום והנפקות בע"מ

או באימייל - mosadi@epsilon.co.il (נא ודאו הגעת הטופס)

לוידוא הגעת הטופס / להזמנת שליח - נא התקשרו לאפסילון חיתום בטלפון 03-7450515 - אין לשנות או להוסיף על טופס זה -

שם מדויק ומלא של המשקיע :	____________________________________________________________________________
איש קשר:	_________________	טלפון נייד:	_________________	אימייל להעברת תוצאות הצעת הרכש:	_________________________________

לכבוד:	חברת בי קומיוניקיישנס בע"מ ("החברה")	לכבוד:	אפסילון חיתום והנפקות בע"מ ("אפסילון")
בי תקשורת (אספי 4), שותפות מוגבלת ("המציעה")

הנדון: הצעת רכש לאגרות חוב סדרה דולרית 144A של חברת בי קומיוניקיישנס בע"מ הנסחרות במערכת רצף מוסדיים (מס' נייר: 1131226)

בהמשך למסמך ה - Tender Offer Memorandum שפרסמה החברה ביום 26 במאי 2016 ("מפרט ההצעה"), ובכפוף לאמור בו, בקשר עם אגרות החוב סדרה דולרית A144 של החברה הנסחרות במערכת רצף מוסדיים ("אגרות החוב"), הרינו מודיעים ומתחייבים בזה כלפי החברה, המציעה ואפסילון, כדלקמן:

אנו מגישים בזאת הצעה למכירת אגרות חוב המצויות בבעלותנו למציעה, במסגרת הצעת הרכש, בכמויות ובמחיר לכל 1.00 דולר ע.נ. אגרות חוב כמפורט להלן, אשר לא יפחת מ - 1.00 דולר ולא יעלה על 1.07 דולר בגין כל 1.00 דולר ע.נ. אגרות חוב:	.1
כמות אגרות חוב (בדולר ע.נ.)	מחיר לכל 1.00$ ע.נ. (**)

(*) כמות מזערית - 1 דולר ע.נ.

(**) המחיר המזערי הינו 1.00 דולר והמחיר המירבי הינו 1.07 דולר ל - 1 דולר ע.נ.

הצעה זו מוגשת בהתאם למפרט ההצעה ובכפוף לכל תנאיו. ידוע לנו כי מפרט ההצעה הינו בשפה האנגלית, וכי בכל מקרה של סתירה בין הוראות טופס זה לבין הוראות מפרט ההצעה, יגברו הוראות מפרט ההצעה. בהגשת הצעה זו יראו אותנו כמצהירים את כל ההצהרות המנויות בסעיף Procedures for Participating in the Offers - Tender Offer Procedures - Representations, Warranties and Undertakings למפרט ההצעה.	.2
ידוע לנו כי הצעתנו על פי טופס זה הינה בלתי חוזרת, למעט זכותנו לחזור בנו מההצעה באמצעות הגשת טופס משיכה (Withdrawal Notice) כאמור במפרט ההצעה ובכפוף לסייגים ולהוראות הקבועים במפרט ההצעה, ומבלי לגרוע מכלליות האמור, בכפוף לכך שטופס משיכה חתום על ידינו כדין התקבל בידי אפסילון עד למועד פקיעת ההצעה (Expiration Date).	.3
אנו מתחייבים להעביר לבנק דיסקונט לישראל בע"מ, חבר הבורסה מטעם המציעה ("בנק דיסקונט"), ובהתאם להוראות ההעברה שיימסרו לנו, לא יאוחר מהמועד עליו יודיעו המציעה והחברה כמועד להעברת אגרות החוב שנתקבלו לרכישה, את אגרות החוב בגינן תימסר לנו הודעת קיבול על ידי אפסילון ו/או המציעה, בהתאם לתנאי הצעת הרכש, כשהן נקיות וחופשיות מכל חוב, עיקול, שעבוד או זכות צד ג' אחרת. ידוע לנו כי בנק דיסקונט יחזיק באגרות החוב בחשבון נפרד וזאת עד למועד תשלום התמורה בגינן בהתאם להוראות מפרט ההצעה. תשלום התמורה יתבצע על ידי זיכוי חשבוננו הכספי על פי פרטי החשבון המפורטים בטופס זה.	.4
ידוע לנו כי קיבול הצעתנו במסגרת הצעת הרכש יבוצע בהתאם לתנאים הקבועים במפרט ההצעה. מבלי לגרוע מכלליות האמור, ידוע לנו כי ייתכן וכמות אגרות החוב שתירכש מאתנו בפועל תהיה נמוכה מהכמות שהצענו המפורטת בסעיף 1. הודעת קיבול תישלח אלינו לכתובת הדוא"ל המצוינת לעיל. ידוע לנו כי בכל מקרה, באחריותנו לפנות אל אפסילון טלפונית על מנת לוודא כי הזמנתנו נתקבלה אצל אפסילון.	.5
מצורף כנספח להצעה זו אישור בעלות מחבר בורסה המעיד על בעלותנו, נכון למועד הגשת ההצעה, באגרות החוב בכמות השווה לכמות אגרות החוב אותן אנו מציעים למכור כאמור בסעיף 1 לעיל או גבוהה ממנה. אנו מאשרים ומתחייבים בזאת כי החל ממועד הגשת הצעה זו, ולמעט אם נחזור בנו מהצעתנו על ידי הגשת הודעת משיכה (Withdrawal Notice) כדין ובהתאם להוראות מפרט ההצעה, נמשיך להחזיק בחשבון ניירות הערך שפרטיו מפורטים להלן, כמות אגרות חוב שלא תפחת ממלוא הכמות שבגינה הגשנו הצעה זו כמפורט בסעיף 1 וכי אגרות החוב תמשכנה להיות נקיות וחפשיות כמפורט בסעיף 4 לעיל.	.6

הערה: על המחזיק לצרף אישור בעלות.

ידוע לנו כי החברה, המציעה, ה - Dealer Manager, ה - Information and Tender Agent (כהגדרת מונחים אלה במפרט ההצעה) ואפסילון מסתמכים על הצהרותינו והתחייבויותינו כאמור בטופס זה.	.7

טופס היענות (Acceptance Notice) הצעת רכש - אג"ח סדרה דולרית 144A

אנו מאשרים כי ידוע לנו שהצעת הרכש כפופה לכל הוראות מפרט ההצעה, וכי ה - Dealer Manager, ה - Information and Tender Agent (כהגדרת מונחים אלה במפרט ההצעה), המציעה ואפסילון ומי מטעמם אינם נותנים מצג או התחייבות כלשהם בקשר עם הצעת הרכש.	.8

להלן פרטי חשבונות מחזיק האג"ח. להסרת ספק - על החשבון הכספי וחשבון ניירות הערך להתנהל אצל אותו חבר בורסה:

	חבר בורסה	סניף	חשבון	שם בעל החשבון
חשבון ניירות ערך בו מופקדות אגרות החוב:
חשבון להפקדת התמורה הכספית :

תאריך	שם החותם	חתימה וחותמת

EXHIBIT B – FORM OF ISRAELI WITHDRAWAL NOTICE

B-1

English Translation

Withdrawal Notice Tender Offer for US$ denominated Notes series 144A

It is required that this Withdrawal Notice form be delivered by courier to Epsilon Underwriting & Issuing Ltd. in a sealed envelope or by email to mosadi@epsilon.co.il (Please confirm delivery). To confirm delivery of this form please call Epsilon Underwriting 03-7450515.

No changes are permitted to this form.

Full name of investor:

Contact person:

Mobile phone number:

Email for further communication of Tender Offer results:

To:	B Communications Ltd. (the "Issuer") B Communications (SP4) LP (the "Offeror")

Epsilon Underwriting & Issuing Ltd. ("Epsilon")

Re: Withdrawal Notice - Tender Offer for US$ denominated Notes series 144A of B Communications Ltd. (TACT Institutional - security number 1131226)

Pursuant to the Tender Offer Memorandum (the "Memorandum") that the Issuer published on May 26, 2016, for the US$ denominated Notes series 144A of the Issuer (TACT Institutional security number 1131226) (the "Notes"), we hereby irrevocably notify you of the withdrawal of the Acceptance Notice submitted by us on [_______], for the tender of up to [_________] US$ par value of Notes, a copy of which is attached hereto.

[Note: Noteholder is required to attach a copy of the Acceptance Notice that is withdrawn]

This notice constitutes a "withdrawal notice" pursuant to the Memorandum and is subject to all terms and conditions of the Memorandum.

We hereby confirm that none of the Dealer Manager, the Information and Tender Agent (each as defined in the Memorandum) and Epsilon, nor any person acting on their behalf are providing any representations or undertakings with respect to the Tender Offer.

Date	Name	Signature and seal

טופס משיכה (Withdrawal Notice) הצעת רכש - אג"ח סדרה דולרית 144A

יש למסור טופס זה חתום במעטפה סגורה באמצעות שליח לידי אפסילון חיתום והנפקות בע"מ

או באימייל - mosadi@epsilon.co.il (נא ודאו הגעת הטופס)

לוידוא הגעת הטופס - נא התקשרו לאפסילון חיתום בטלפון 03-7450515 - אין לשנות או להוסיף על טופס זה -

שם מדויק ומלא של המשקיע :	____________________________________________________________________________
איש קשר:	_________________	טלפון נייד:	_________________	אימייל להעברת תוצאות הצעת הרכש:	_________________________________

לכבוד:	חברת בי קומיוניקיישנס בע"מ ("החברה")	לכבוד:	אפסילון חיתום והנפקות בע"מ ("אפסילון")
בי תקשורת (אספי 4), שותפות מוגבלת ("המציעה")

הנדון: הודעת משיכה - הצעת רכש לאגרות חוב סדרה דולרית 144A של חברת בי קומיוניקיישנס בע"מ הנסחרות במערכת רצף מוסדיים (מס' נייר: 1131226)

בהמשך למסמך ה - Tender Offer Memorandum שפרסמה החברה ביום 26 במאי 2016 ("מפרט ההצעה"), ובכפוף לאמור בו, בקשר עם אגרות החוב סדרה דולרית A144 של החברה הנסחרות במערכת רצף מוסדיים ("אגרות החוב"), הרינו מודיעים בזאת באופן בלתי חוזר על משיכת טופס ההיענות (Acceptance Notice) שהוגש על ידינו בתאריך [__________], במסגרתו הצענו למכור עד [_________] דולר ע.נ. אגרות חוב, שהעתקו מצורף בזאת.

[על מחזיק האג"ח לצרף העתק של טופס ההיענות שבגינו מוגשת הודעת משיכה]

הודעה זו מהווה "withdrawal notice" כמשמעה במפרט ההצעה והיא כפופה לכל ההוראות והתנאים הקבועים במפרט ההצעה.

אנו מאשרים כי ה - Dealer Manager, ה - Information and Tender Agent (כהגדרת מונחים אלה במפרט ההצעה), המציעה ואפסילון ומי מטעמם אינם נותנים מצג או התחייבות כלשהם בקשר עם הצעת הרכש.

תאריך	שם החותם	חתימה וחותמת

THE OFFEROR
B Communications (SP4) LIMITED PARTNERSHIP

2 Dov Friedman Street
Ramat Gan 5250301
Israel

THE ISSUER
B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301
Israel

Tender Offer Memorandum

The Dealer Manager is:

J.P. Morgan Securities LLC
383 Madison Avenue, 3rd floor
New York, New York 10179
USA
Attention: High Yield Syndicate

Inquiries regarding the Tender Offer may be addressed to:
Telephone: +1 (212) 834-2046
Email: alexander.w.silva@jpmorgan.com

The Information and Tender Agent is:

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1 8HA
United Kingdom
Attention: David Shilson / Thomas Choquet

  The Information and Tender Agent may be contacted at:
Telephone: +44 207 704 0880
Email: bcomafc@lucid-is.com

The Israeli Tender Agent is:

Epsilon Underwriting & Issuing Ltd.
40 Einstein Street
Ramat Aviv, Tel Aviv 6910203
Israel
Attention: Udi Toibin / Yoav Fogel

  The Israeli Tender Agent may be contacted at:
Telephone: +972 3 745 0515
Email: udit@epsilon.co.il / hitum@epsilon.co.il